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Follow-Up Materials

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REGISTRANT'S NAME Burberry

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SEP 15 2004
THOMSON FINANCIAL

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FILE NO. 82- 34691 FISCAL YEAR 3-31-04

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DATE: 9/15/04

82-34691

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2004 SEP 14 P 2:50
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARLS
3-31-04

BURBERRY

Burberry Group plc Annual Report and Accounts
2003/04

BURBERRY IS BUILT ON A STRONG FOUNDATION

A BRAND THAT IS DISTINCTLY MODERN YET INFORMED BY A RICH HERITAGE AND HISTORY OF DESIGN INNOVATION

A BUSINESS THAT LEVERAGES ITS UNIQUE POSITIONING, CORE ASSETS AND COMPELLING STRATEGY TO PROPEL GROWTH

A CULTURE THAT IS DEFINED BY TEAMWORK

BURBERRY 2003/04 FINANCIAL HIGHLIGHTS

Total revenues increased by 15% on an underlying* basis, 14% reported

- Retail sales up 15% underlying, 13% reported
- Wholesale sales up 14% underlying, 14% reported
- Licensing revenue up 18% underlying, 15% reported

Gross profit margin increased from 56.0% to 57.9%

EBITA** margin expanded from 19.7% to 20.9%

EBITA increased by 21% to £141.2m

28% increase in diluted EPS (before goodwill amortisation, exceptional gain and IPO related charges) to 19.1p

Strong cash generation reflects profitability and working capital efficiencies

50% increase in dividend to 4.5p per Ordinary Share

Turnover (£m)


2003/04
675.8
2002/03
593.6
2001/02
499.2

EBITA (£m)


2003/04
141.2
2002/03
116.7
2001/02
90.3

EBITA margin (%)


2003/04
20.9
2002/03
19.7
2001/02
18.1

* Underlying figures are calculated at constant exchange rates and exclude the impact of the July 2002 acquisition of the operations of Burberry's distributor in Korea (the "Korea acquisition").

** EBITA represents operating profit before interest, taxation, goodwill amortisation and exceptional items.

BURBERRY HAS COMPLETED ANOTHER EXCELLENT YEAR AND LOOKS TO THE FUTURE WITH CONFIDENCE AS WE CONTINUE TO BUILD LONG TERM VALUE FOR OUR SHAREHOLDERS JOHN PEACE CHAIRMAN

Despite a challenging operating environment, Burberry delivered revenue and profit after tax (before IPO related charges) growth of 14% (15% underlying) and 32%, respectively, for the year to March 2004 while maintaining excellent returns on capital. The total dividend for the year increased 50%. This performance stands out among luxury goods companies.

Over the past five years, the Burberry brand has been transformed from a traditional outerwear label to a premier international luxury brand distinguished by its accessible positioning, multi-generational appeal and British sensibility. The business has evolved from its former dependence on a narrow range of products and third-party licensees and distributors to an integrated organisation led by broad product development expertise and direct retail and wholesale operations.

I continue to be impressed by the brand and the business that has been built around it, but my enthusiasm for these past accomplishments is exceeded by my optimism for the future. Burberry has not only delivered excellent results, but has established an effective platform from which to capitalise on the additional possibilities for the brand in new and existing product categories, distribution channels and geographic regions.

Guiding this development has been an outstanding group of people. The brand's intrinsic prospects would have remained dormant if not for the vision and dedication of the talented management team and employees throughout the global organisation. As in the past, these qualities were very much apparent this year. On behalf of all shareholders, I congratulate the entire team at Burberry for their achievements.

The year also brought key management additions and changes. Michael Metcalf, Burberry's former CFO and COO, and Thomas O'Neill, former President Worldwide, have chosen to pursue new career opportunities. With Burberry for six years, Mike was integral to shaping the Group's new strategy and establishing the infrastructure to support a global business. Tom, at Burberry for over two years, played a vital role in the integration of Burberry's Asian operations. I thank both Mike and Tom for their contributions to the Group and wish them well in their new positions. At the same time, I welcome Stacey Cartwright, a highly experienced financial executive as CFO, and Brian Blake, an accomplished luxury goods executive, as President and COO. I look forward to working with them both in the years ahead.

Burberry has completed another excellent year and looks to the future with confidence as we continue to build long term value for our Shareholders.

John Peace
Chairman

BURBERRY CONTINUES TO DELIVER STRONG RESULTS REFLECTING THE STRENGTH OF OUR STRATEGY, THE SUSTAINED EFFORTS OF THE TALENTED MANAGEMENT TEAM AND THE BALANCE OF THE BUSINESS ACROSS PRODUCTS, CHANNELS AND REGIONS
ROSE MARIE BRAVO
CHIEF EXECUTIVE

Burberry's performance for the year to March 2004 was excellent. The business delivered strong results and continued strategic progress notwithstanding the challenging operating environment globally. Diluted EPS (before goodwill amortisation, exceptional gain and IPO related charges) increased 28% on a 14% revenue gain while management successfully strengthened the product line, refined and expanded distribution and continued to develop targeted regions. This performance reflects the sustained efforts of the talented management team and the balance of Burberry's business across products, channels and regions.

Strategic progress

Key strategic highlights include:

Products Burberry's product design, development and merchandising teams achieved exciting results during the year.

- The brand's transformation from a traditional rainwear manufacturer to a style and luxury leader continued at pace. Under the direction of Creative Director Christopher Bailey, the Group achieved greater cohesion across the women's, men's and accessory product lines and further developed Burberry's distinctive design vocabulary including colour, pattern and thematic detail. The successful linking of the brand's history to the present is well demonstrated by the selection of Burberry Prorsum's autumn/winter 2004 women's collection as one of the 10 best of the season by *Women's Wear Daily*, a leading fashion industry publication.
- Womenswear led category development for the year. Its strong performance was driven by the continued creation of an outstanding fashion offering in combination with a range of modern classic lifestyle products including outerwear, designed for a multi-generational customer base. Burberry's pink trench coat, introduced last autumn in support of breast cancer research, received particularly wide recognition and preceded the prominence of the colour pink and the trench coat revival throughout the industry during the following spring. This product successfully increased awareness for an important social cause, raised funds to support critical research and highlights both Burberry's heritage and design innovation.
- The planned diversification of Burberry's accessories offering from classical to contemporary styled products progressed with important successes in the year. In handbags, Burberry introduced the contemporary-styled leather Shackle collection to favourable consumer response. Candy Check, a pink adaptation of Burberry's iconic pattern, was successfully offered across a range of handbags and other accessories.
- Maintaining the momentum, menswear continued to advance in the period. The Group capitalised on the ongoing return to sartorial dressing in menswear with expanded offerings in tailored clothing, shirts and accessories. Reinforcing Burberry's outerwear authority, menswear successfully introduced important updated silhouettes and styles across the category. The intensification of classification businesses also continued with added depth in key categories and expanded use of luxury fabrics.

Channels The Group continued to execute its core retail, wholesale and licensing strategies.

- Investment in retail growth continued on plan. The Group opened nine new stores in the year, including Burberry stores in the US (3), Europe (1) and Asia (4), as well as one outlet store, and four

Turnover by product category
2003/04 total: £675.8m

Womenswear	33%	£225.7m
Menswear	28%	£190.1m
Accessories*	28%	£189.0m
Licence	10%	£67.0m
Other	1%	£4.0m

*Includes childrens



concessions, resulting in a 12% selling space increase. The Milan store opening was a retail highlight of the year. Located in the centre of this fashion capital, the store, Burberry's first in Italy, presents the complete revitalised Burberry brand to the global fashion community and this important local market. The store has had a positive impact on the wholesale business in Italy.

- In wholesale, Burberry continued to concentrate on key accounts, add doors selectively in developed markets and utilise the channel as a primary means to address emerging markets. Among key accounts in developed markets, Burberry continued to improve in-store positioning, add floor space and enhance merchandising. In European markets, Burberry capitalised on the brand's increased visibility by selectively adding high-profile fashion retailers to its account base. In emerging markets, the Group worked with its wholesale partners to build local brand recognition and sales. In China, for example, where sales grew substantially in the year, Burberry worked with local partners to open six additional points of sale (for a current total of 28 stores and concessions) during the year. Through a local partner, the Group opened the first Burberry store in Russia (Moscow) in February 2004.
- In licensing, Burberry Brit for women was the year's highlight. Among the most successful fragrance introductions of the year, Burberry Brit was launched worldwide following its autumn 2003 introduction in the US and UK. Burberry Brit's extensive media campaign, global distribution and success among a broad range of consumers brought important perception and awareness benefits to the Burberry brand broadly.

Regions Burberry continued to increase the brand's penetration across targeted regions, extending its global reach. On a constant currency basis, the Group achieved solid growth across the US (26%), Europe (10%) and Asia Pacific (17%).

- In the US, the Group added stores in Houston, Las Vegas and Tyson's Corner (Virginia) and continued to work with leading wholesale customers to build Burberry's presence in this substantial and under penetrated market. Important renovations, including the Manhasset (New York) store expansion, were also completed during the year. The US business achieved strong sales gains throughout the year.
- Europe's performance varied by market. The UK generally remained soft with improving trends late in the year. Benefiting from the ongoing initiatives to upgrade distribution in Continental Europe, the Group generally achieved strong gains across the region. Continuing to build the brand's presence in Italy, Burberry finalised plans to open a store in Rome in autumn 2004. In Spain, sales growth resumed, reflecting the successful repositioning efforts in that market.
- Burberry opened stores in Hong Kong, Kuala Lumpur, Melbourne and Singapore, underscoring the brand's opportunities in Asia outside of Japan. In addition to the impact of these new stores, regional growth was boosted by a rapid rebound in the Hong Kong market following the external shocks early in the year (a rebound in part fuelled by visitors from China) as well as strong demand within China. Korea was adversely affected by a difficult economic and consumer credit environment throughout the year.
- In Japan, Burberry continued its long term brand enhancement activities. During the year, the Group assumed the role of directly managing and monitoring the non-apparel licensees in this market. Over the past 18 months, several licences have either expired or been cancelled and the Group is selectively working with existing licensees to upgrade products and distribution. In early April 2004, the Group's partners in Japan opened a Burberry store featuring the brand's Prorsum and international London collections in Tokyo's fashionable Omotesando district. This new store, and the extensive media campaign which accompanied the opening, is an important component of Burberry's brand management activities in this market.

Looking ahead to 2004/05
In line with the ongoing execution of our core growth strategies, Burberry's plans for 2004/05 include the following highlights:

- The opening of seven new stores and concessions, including the addition of our second store in Italy, on Via Condotti in Rome, during autumn 2004
- The completion of a number of significant store renovations, including the re-opening or our prominent San Francisco store this autumn
- Continued penetration of emerging markets, including the addition of six new points of sale in China
- An increase in our marketing budget to support the exciting autumn/winter 2004 collections
- The autumn launch of Burberry Brit for men as a complement to the highly successful women's fragrance
- Continued brand enhancement initiatives in Japan

The success achieved by Burberry in the year completed reflects the dedication of our management and employees, the commitment of our licensees and the support of our wholesale customers. Together, we look forward to the current financial year with confidence as we continue to pursue our proven strategies, maximise growth opportunities and ensure long term shareholder value.

Rose Marie Bravo
Chief Executive

Turnover by channel of distribution
2003/04 total: £675.8m

Wholesale	52%	£351.4m
Retail	38%	£257.4m
Licence	10%	£67.0m



Turnover by geographic destination
2003/04 total: £675.8m

Europe	51%	£346.8m
North America	24%	£162.4m
Asia Pacific	24%	£162.6m
Other	1%	£4.0m



BURBERRY 2003/04
YEAR AT A GLANCE

BURBERRY 2003/04

Expansion in Asia continued with the opening of new stores in Hong Kong, Singapore, Kuala Lumpur and Melbourne, Australia.

Apr/03

Launched in April 2003, the new Burberry Timepiece Collection is Swiss made and distributed through our own stores as well as leading speciality stores worldwide.

May/03

Mainland China saw the opening of six additional Burberry points of sale bringing the total to 28 in the region.

Jun/03

Burberry Prorsum is presented on the catwalk to international press and buyers in Milan four times a year.

The Burberry Prorsum show for spring/summer 2004 featured the exclusive appearance of Kate Moss.

The Thomas Burberry range for young men and women was re-introduced in the UK and Spain in autumn/winter 2003.

The opening of the Milan store, Burberry's first in Italy, provided a stunning showcase in which to present the brand's complete offering to this important market as well as the global fashion community.

Jul/03

Aug/03

Sep/03

The borders of the autumn/winter 2003 ad campaign heralded the success of colour across all product ranges.

Burberry Brit, the new fragrance for women which debuted in autumn 2003, is the brand's most successful fragrance launch to date.

The Burberry Brit launch was supported by extraordinary editorial coverage and an iconic advertising campaign featured in both print and outdoor media.

Our marketing strategy communicates the brand's unique mix of modern design and British heritage.

Across wholesale channels, the continued roll out of our shop-in-shop concept enhanced our positioning with premier retailers globally.

Oct/03

The opening of a store in the Arraya shopping mall in Kuwait expanded Burberry's presence in the Middle East.

30% of worldwide sales of our Passion Pink Trench Coat was donated to breast cancer charities.

Nov/03

The launch of the Candy Check accessories range was well received for the gift-giving season and continues to be a strong seller going forward.

Dec/03

The Art of the Trench made-to-order service first introduced last year in New York and London is now available in Chicago, Milan and Tokyo.

The Shackle Collection, a new design group of handbags and shoes introduced in spring/summer 2004, garnered strong consumer and editorial response.

The Burberry Prorsum women's collection for autumn/winter 2004 was heralded by leading fashion publication *Women's Wear Daily* as one of the 10 best collections of the season.

February 2004 saw Burberry's entry to the Russian market with our first store in Moscow, located in the prestigious Stoleshnikov district.

Jan/04

Feb/04

Mar/04

The spring/summer 2004 advertising campaign underscored the use of colour and pattern in the collections as well as Burberry's cross-generational appeal.

Advertising images in men's publications reinforced the brand's heritage in tailoring and focused on the return to sartorial dressing.

Throughout the year in the US region, retail expansion continued with new store openings in Las Vegas, Houston, and Tysons Corner, Virginia.

A signature floral print created for spring/summer 2004 apparel and accessories is emblematic of Burberry's design ethos of colour, texture and pattern.

In March 2004, the Burberry children's collection was introduced in Korea through signature shops within two of Seoul's principal retailers.

BURBERRY 2003/04 FINANCIAL REVIEW

Burberry Group turnover is composed of revenue from three channels of distribution: wholesale, retail and licensing operations. Wholesale revenue arises from the sale of men's and women's apparel and accessories to wholesale customers worldwide, principally leading and prestige department stores and speciality retailers. Retail revenue is derived from sales through the Group's directly operated store network. At 31 March 2004, the Company operated 145 retail locations consisting of 54 Burberry stores, 67 concessions and 24 outlet stores. Licence revenue consists of royalties receivable from Japanese and product licensing partners.

Comparison of the year to 31 March 2004 with the year to 31 March 2003

Burberry Group has completed two transactions that affect the comparability of results for the year to 31 March 2004 relative to the year to 31 March 2003. On 1 July 2002, the Group purchased the operations and certain assets of its distributor in Korea, which largely operated as a retail business consisting primarily of 46 concessions at acquisition date (the "Korea acquisition"). On 17 July 2002, Burberry Group completed a reorganisation in connection with its initial public offering and admission to the London Stock Exchange (the "IPO"). In determining "underlying" performance, financial results are adjusted to exclude the impact of the Korea acquisition, and to reflect prior financial year exchange rates.

Turnover

Total turnover advanced to £675.8m from £593.6m in the comparative period, an increase of 14%, or 15% on an underlying basis (i.e. excluding an £11.3m reduction attributable to exchange rate movements and excluding the incremental contribution from the Korea acquisition). At constant exchange rates, turnover increased by 16%.

Total retail sales increased by 13% in the year to £257.4m. On an underlying basis, retail sales increased by 15%, driven by sales from newly opened stores with a modest contribution from existing stores. Sales increases at existing stores accelerated in most markets late in the year. The US market achieved strong gains throughout the year. In Asia, the Hong Kong market quickly rebounded from the external shocks early in the financial year, while south east Asia, boosted by new stores, achieved significant gains in the second half. Korea was adversely affected by a volatile macro-economic environment throughout the year. A slow first half in Continental Europe was more than offset by vigorous growth in the second half of the year. The soft UK market saw improving trends late in the year. During the year, the Group opened nine new stores, including Burberry stores in the US (3), Europe (1) and Asia (4), as well as one outlet store and four concessions. Burberry also completed several store renovations and expansions in the year. Total retail selling space expanded 12% to approximately 410,000 square feet at the year end.

Total wholesale sales advanced 14% (14% underlying) to £351.4m during the year. The Group achieved double digit sales increases in both the autumn/winter and spring/summer seasons, driven by solid gains across the US, Europe and Asia. Burberry achieved particularly strong increases in the US, Continental Europe and emerging markets, including China. Sales growth resumed in Spain, reflecting the successful repositioning efforts in that market.

Licensing revenues in the year increased by 15%, 18% underlying, to £67.0m. The majority of the increase was driven by royalty gains in Japan which reflected increases in certain royalty rates and a reduction in management fees payable with respect to specific licences. Volumes in Japan were limited to modest gains, partially as a result of Burberry's brand enhancement activities in this market. The licensing revenue increase also reflected outstanding sales gains from global product licences, particularly fragrance, which benefited from the highly successful Burberry Brit launch.

Group results

	Year to 31 March 2004 £m	Percentage of turnover %	Year to 31 March 2003: Results before IPO related charges £m	Percentage of turnover %	IPO related charges[1] £m	Total £m
Turnover						
Wholesale	351.4	52.0%	306.9	51.7%	–	306.9
Retail	257.4	38.1%	228.4	38.5%	–	228.4
Licence	67.0	9.9%	58.3	9.8%	–	58.3
Total turnover	**675.8**	**100.0%**	**593.6**	**100.0%**	**–**	**593.6**
Cost of sales	(284.2)	(42.1%)	(261.3)	(44.0%)	–	(261.3)
Gross profit	**391.6**	**57.9%**	**332.3**	**56.0%**	**–**	**332.3**
Net operating expenses before goodwill amortisation	(250.4)	(37.0%)	(215.6)	(36.3%)	–	(215.6)
EBITA	**141.2**	**20.9%**	**116.7**	**19.7%**	**–**	**116.7**
Goodwill amortisation	(6.8)	(1.0%)	(6.4)	(1.1%)	–	(6.4)
Employee share ownership plans at IPO	–	–	–	–	(22.0)	(22.0)
Exceptional gain[2]	2.2	0.3%	–	–	–	–
Profit before interest and tax	**136.6**	**20.2%**	**110.3**	**18.6%**	**(22.0)**	**88.3**
Net interest income/(expense)	2.2	0.3%	(0.9)	(0.2%)	–	(0.9)
Currency loss on GUS loans (pre-flotation)	–	–	–	–	(2.3)	(2.3)
Profit on ordinary activities before taxation	**138.8**	**20.5%**	**109.4**	**18.4%**	**(24.3)**	**85.1**
Tax on profit on ordinary activities	(47.3)	–	(39.9)	–	7.0	(32.9)
Profit on ordinary activities after taxation	**91.5**	**13.5%**	**69.5**	**11.7%**	**(17.3)**	**52.2**
Diluted EPS before goodwill amortisation, exceptional gain and IPO related charges	**19.1p**		**14.9p**		**(3.4p)**	**11.5p**
Diluted EPS	18.1p		13.7p		(3.4p)	10.3p
Diluted weighted average number of Ordinary Shares (millions)	505.9		506.2		506.2	506.2

Reconciliation to statutory results

	Year to 31 March 2004: As reported £m	Year to 31 March 2003: Before IPO related charges £m	IPO related charges[1] £m	As reported £m
Turnover	675.8	593.6	–	593.6
Operating profit before goodwill amortisation and exceptional gain (EBITA)	141.2	116.7	–	116.7
Exceptional gain	2.2[2]	–	–	–
IPO related charges	–	–	(22.0)	(22.0)
Operating profit	136.6	110.3	(22.0)	88.3
Profit after tax	91.5	69.5	(17.3)	52.2
Diluted EPS before goodwill amortisation, exceptional gain and IPO related charges	19.1p	14.9p	(3.4p)	11.5p
Diluted EPS	18.1p	13.7p	(3.4p)	10.3p

[1] IPO related charges in the year to 31 March 2003 included a £22.0m exceptional charge related to the grant of awards under the Restricted Share Plan and associated National Insurance liability, together with the cost of shares gifted to employees under the All Employee Share Plan and other IPO costs. In addition a £2.3m pre-IPO foreign exchange loss was also recorded. These were all before attributable tax relief of £7.0m.

[2] The £2.2m pre-tax exceptional gain in the year to 31 March 2004 relates to lapsed awards and the reversal of associated charges with respect to the Restricted Share Plan. This is before an attributable tax charge of £0.7m.

Operating profit

Gross profit as a percentage of turnover expanded to 57.9% in the year from 56.0% in the comparative period. This increase was driven primarily by improved stock management, complemented by pricing and sourcing gains.

Operating expenses as a percentage of turnover rose to 37.0% from 36.3% in the comparative period. This increase primarily reflects continued investment in people and infrastructure in connection with future growth of the business.

As a result of these factors, EBITA increased by 21% to £141.2m, or 20.9% of turnover relative to 19.7% in the prior year. Exchange rate movements reduced reported EBITA by £3.8m.

Goodwill amortisation increased to £6.8m from £6.4m in the comparative period as a result of a full year of amortisation expense associated with the Korea acquisition, partially offset by exchange rate movements.

In 2003/04, the Group recorded a £2.2m exceptional gain relating to lapsed awards and the reversal of associated charges with respect to the employee share ownership plans.

Profit before interest and tax and IPO related charges increased 23.8% to £136.6m, or 20.2% of turnover from 18.6% in the comparative period.

Net interest income/expense

Net interest income was £2.2m in the year to March 2004 compared to net expense of £0.9m (excluding IPO related charges) in the prior year. The improvement reflects strong cash generation in the current year.

Prior year IPO related charges

In connection with the IPO, the Group incurred a £22.0m exceptional charge in the year to March 2003 largely relating to its employee share ownership plans.

During the year to March 2003, the Group also incurred a £2.3m foreign exchange loss on borrowings held on behalf of the GUS group; these borrowings were eliminated as part of the reorganisation prior to the flotation.

Profit before taxation

As a result of the above factors, Burberry reported profit before taxation of £138.8m in the year to March 2004 compared to £109.4m (excluding IPO related charges) in the prior year.

Profit after taxation

The Group reported a 32.6% tax rate (2003: 34.7%) on profit before goodwill amortisation and exceptional gain for the full financial year resulting in a £47.3m tax charge. The rate continues to be above the UK statutory tax rate (30%) primarily as a result of the Group's operations in higher tax rate jurisdictions. Profit after tax for the year (before IPO related charges in the prior year) increased 32% to £91.5m.

Diluted earnings per share before goodwill amortisation, exceptional gain and IPO related charges increased 28% to 19.1p in the year compared to 14.9p in the prior year. In the year to March 2004, the Group had 495.6m (2003: 498.1m) Ordinary Shares in issue on average for the purposes of calculating basic earnings per share and 505.9m (2003: 506.2m) Ordinary Shares in issue on average for the purposes of calculating diluted earnings per share. An average of 4.6m Ordinary Shares (2002/03: 1.9m) held by the Group's Employee Share Ownership Trusts are excluded for the purposes of the basic and diluted earnings iper share calculations.

Liquidity and capital resources

Burberry's principal uses of funds have been to support capital expenditures, acquisitions, and working capital growth in connection with the expansion of its business. Since its IPO in July 2002, the Group expects to finance operations, capital expenditures and acquisitions with cash generated from operating activities and, as necessary, the use of its credit facility.

Net cash inflow from operating activities increased to £185.6m in the year to 31 March 2004 from £165.0m in the comparative period. The increase in depreciation and related charges primarily reflects the larger fixed asset base associated with expansion of the business. The 21% increase in operating profit before interest, taxation, goodwill amortisation and exceptional/IPO related items was augmented by working capital efficiencies. Stock levels increased moderately relative to turnover in 2003/04. The small modest decrease in trade debtors reflects improved credit management. The increase in creditors was in line with the increase in turnover.

Net fixed asset purchases of £28.8m (2003: £55.5m) primarily reflects continued investment in the Group's retail and wholesale operations. The decrease compared to 2002/03 largely reflects differences in the timing of cash outlays and types of retail investments between the two periods. Capital expenditures are expected to total £40m to £50m in the 2004/05 financial year.

Net cash outflow for acquisition purposes in the period was £2.5m in 2003/04, relating to deferred payments with respect to previous transactions. In 2002/03, the net cash outflow for acquisition purposes was £26.8m which largely related to the Korea acquisition.

During 2003/04 the Company invested £6.6m (net) in its own shares as a contribution to funding the Group's employee share ownership trusts.

The Company paid an interim dividend of 1.5p per share on 4 February 2004. A final dividend of 3.0p per share is proposed, and payable in August 2004. As a result, the total dividend for 2003/04 would increase by 50% to 4.5p per share (£22.3m aggregate amount).

In line with its risk management policy, Burberry has continued to hedge its principal foreign currency transaction exposures arising in respect of Yen denominated royalty income and Euro denominated product purchases and sales. On the basis of forward foreign exchange contract rates secured with respect to the year to 31 March 2005, Burberry expects that the average Yen/Sterling exchange rate applicable to its licence revenue for that financial year will be broadly consistent with that of 2003/04.

Burberry maintains a £75m credit facility which matures in July 2006.

International Financial Reporting Standards

It will become mandatory for the consolidated financial statements of all EU listed companies to be reported under International Financial Reporting Standards (IFRS) for periods commencing after 1 January 2005.

The areas of greatest impact for the Group have been identified and work is underway to ensure the required compliance with IFRS for the year to 31 March 2006.

An impact assessment has identified that changes in accounting treatment for property, pensions, share-based payments, deferred tax, financial instruments and segmental disclosure may have the greatest impact for the Group.

Stacey Cartwright
Chief Financial Officer

Summary Group balance sheet

	As at 31 March	
	2004 £m	2003 £m
Fixed assets		
Intangible assets	111.4	123.7
Tangible fixed assets	149.8	161.4
Investments	8.8	3.4
	270.0	**288.5**
Current assets		
Stock	89.5	83.8
Debtors	120.8	122.0
Cash and short term deposits	158.7	86.6
	369.0	**292.4**
Creditors – amounts falling due within one year	(161.2)	(151.1)
Net current assets	**207.8**	**141.3**
Total assets less current liabilities	477.8	429.8
Creditors – amounts falling due after more than one year	(35.4)	(35.2)
Provisions for liabilities and charges	(5.3)	(4.6)
Net assets	**437.1**	**390.0**
Total Shareholders' Funds	**437.1**	**390.0**

Cash flow and net funds

	Year to 31 March	
	2004 £m	2003 £m
Operating profit before interest, taxation, goodwill amortisation and exceptional/IPO related items	141.2	116.7
Depreciation and related charges	28.5	19.0
Loss on disposal of fixed assets and non-cash charges	1.7	1.5
(Increase)/decrease in stocks	(7.5)	5.2
Increase in debtors	(1.5)	(2.4)
Increase in creditors	23.2	25.0
Net cash inflow from operating activities	185.6	165.0
Returns on investments and servicing of finance	2.2	(0.5)
Taxation paid	(49.5)	(30.6)
Net purchase of fixed assets	(28.8)	(55.5)
Net purchase of own shares	(6.6)	(4.5)
Acquisition related payments	(2.5)	(26.8)
Net cash inflow before dividends, IPO related and financing activities	**100.4**	**47.1**
Net funds at end of year	**157.9**	**79.6**

BURBERRY FINANCIAL PERFORMANCE IN DETAIL

2003/04

Contents

THE BOARD OF DIRECTORS

Chairman

John Peace, Non-executive Chairman
John Peace was appointed non-executive Chairman of Burberry in June 2002. He is the Group Chief Executive of GUS plc, Burberry's largest shareholder. He served as Chief Executive of Experian from 1996 to 2000 and currently serves as Chairman of the Board of Governors of Nottingham Trent University.

Executive directors

Rose Marie Bravo, Chief Executive
Rose Marie Bravo was appointed Chief Executive of Burberry in 1997. Prior to her appointment at Burberry, Ms Bravo served as President of Saks Fifth Avenue from 1992 to 1997, with responsibility for merchandising, marketing and product development. She also served as a member of the Board of Saks Holding Inc. From 1974 to 1992, Ms Bravo held positions of increasing responsibility at RH Macy & Co, culminating with her 1987 to 1992 tenure as Chairman and Chief Executive Officer of the I Magnin Specialty Division. Ms Bravo serves on the Boards of both Tiffany & Co and Estée Lauder as a non-executive director.

Stacey Cartwright, Chief Financial Officer
Stacey Cartwright was appointed Chief Financial Officer of Burberry on 1 March 2004. Prior to this appointment, she held the position of Chief Financial Officer at Egg plc from 1999 to 2003. From 1988 to 1999 she held various finance related positions at Granada Group PLC.

Thomas O'Neill, President Worldwide
Thomas O'Neill was appointed President Worldwide of Burberry in November 2001. Prior to this, he had served as President and Chief Executive Officer of LVMH's Jewellery Division, based in Paris, since August 2000. He served as President and Chief Executive Officer of LVMH Fashion Group, Americas, from June 1997 to August 2000 and as Chief Executive Officer of Marc Jacobs International from June 1997 to February 2001. Mr O'Neill has announced his resignation as a director of the Company with effect from 1 July 2004 and as an employee with effect from 31 July 2004.

Non-executive directors

Philip Bowman
Philip Bowman was appointed in June 2002 and is the Senior Independent Director. He is the Chief Executive of Allied Domecq plc and non-executive Chairman of Coral Eurobet Limited. He previously served as a non-executive director of British Sky Broadcasting Group plc between 1994 and 2003 and as Chairman of Liberty plc from 1998 to 2000.

Caroline Marland
Caroline Marland was appointed in January 2003. She is a former Managing Director of Guardian Newspapers (1994 – 2000). She currently holds a non-executive directorship at Bank of Ireland.

Guy Peyrelongue
Guy Peyrelongue was appointed in June 2002. Between 1987 and 2001 he served as President and Chief Executive Officer at L'Oréal United States. From 1973 to 1987 he held various positions at L'Oréal including President, Latin America.

David Tyler
David Tyler was appointed in June 2002, having been a director since 1997. He is currently Group Finance Director of GUS plc, a position he has held since 1997. He served as Group Finance Director of Christie's International plc from 1989 to 1996.

DIRECTORS' REPORT

The directors present their Annual Report together with the audited financial statements for the year to 31 March 2004.

Principal activities and business review
The Company designs, sources, manufactures and distributes high-quality apparel and accessories through its own retail stores and via its wholesale customers. The Company also licenses third parties to manufacture and distribute products using the "Burberry" brand. The Chairman's statement on page 5, the Chief Executive's review on pages 8 and 9, the Operating review (entitled "Year at a Glance") and Financial review on pages 12 to 14 report on the activities and results for the year and give an indication of the Company's future developments.

Results and dividends
The profit after taxation for the year amounts to £91.5m (2003: £52.2m).

An interim dividend of 1.5p per Ordinary Share was paid to the ordinary shareholders of the Company on 4 February 2004. The directors recommend that a final dividend of 3p per Ordinary Share in respect of the year to 31 March 2004 be paid to those persons on the Register of Members at the close of business on 23 July 2004. This will make a total dividend of 4.5p per Ordinary Share. The dividends paid and recommended in respect of the year to 31 March 2004 were £22.3m.

On 28 October 2003 and 31 March 2004, the Company paid a total dividend of £21,450 to GUS Holdings Limited as the holder of the Company's Redeemable Participating Preference Shares of 0.05p each.

The retained profit for the year to 31 March 2004 of £69.2m (2003: loss £181.8m) has been transferred to reserves.

Abacus Corporate Trustee Limited, as trustee of the Burberry Group plc ESOP Trust ("the Trust"), has waived all dividends payable by the Company in respect of the Ordinary Shares from time to time held by it as trustee of the Trust. The dividends waived were in aggregate £167,998 (2003: £16,741).

Directors
The names and biographical details of the directors holding office at the date of this report are shown on page 18.

Stacey Cartwright was appointed as Chief Financial Officer and as a director of the Company on 1 March 2004.

Mike Metcalf resigned as a director of the Company on 31 March 2004.

As Stacey Cartwright was appointed after the Company's Annual General Meeting ("AGM") in 2003, she will retire in accordance with the Company's Articles of Association and a resolution proposing her re-election will be proposed at the forthcoming AGM.

The directors retiring by rotation at this year's AGM are John Peace and Guy Peyrelongue who, being eligible, offer themselves for re-election.

The Company announced, on 19 April 2004, the resignation of Thomas O'Neill as a director of the Company with effect from 1 July 2004.

Details of the directors' service agreements are given in the Report on directors' remuneration and related matters on pages 27 and 28.

Directors' interests
Interests of the directors holding office at 31 March 2004, in the shares of the Company, its subsidiaries and its ultimate parent company, GUS plc, are shown within the Report on directors' remuneration and related matters on pages 33 and 34. There were no changes to these interests between the period 31 March and 17 May 2004. No director had a material interest in any contract other than a service agreement with a member of the Group at any time in the year.

Corporate governance
The Company's statement on corporate governance is set out on pages 22 to 24.

Substantial shareholdings
As at 17 May 2004, the Company had been notified of the following interests in the Company's Ordinary Shares in accordance with sections 198 to 208 of the Companies Act 1985:

	% of issued share capital	Number of Ordinary Shares
GUS Holdings Limited	65.9	329,972,564
Janus Capital Management LLC	4.23	21,169,557

DIRECTORS' REPORT CONTINUED

Share capital
The Company issued 691,166 Ordinary Shares during the year following the exercise of options granted under the Burberry Senior Executive IPO Share Option Scheme.

Purchase of own shares
At last year's AGM, authority was given for the Company to purchase, in the market, up to 25m of its Ordinary Shares, being 5% of the issued ordinary share capital. No such purchases were made during the year under review.

As this authority expires at the forthcoming AGM, shareholders will be requested to renew a similar authority for up to just under 10% of the issued ordinary share capital. Details are given in the separate circular to shareholders.

Interests in own shares
Details of the Company's interests in its own shares are set out on page 62 of this Annual Report.

Charitable and political donations
During the year to 31 March 2004, the Group donated, in cash, a total of £198,000 to charitable causes (charitable donations during the year to 31 March 2003: £166,000). Such donations were made through a variety of means including the involvement of individual employees and through organised events.

The Company made no political donations during the year, in line with its policy.

In keeping with the Company's approach in 2003, shareholder approval is being sought at the forthcoming AGM to permit the Company and its wholly owned subsidiary, Burberry Limited, to make donations and/or incur expenditure which may be defined as political by the relevant legislation. Further details on these resolutions can be found in the separate circular to shareholders.

Employment policies
The Company is committed to ensuring the consistent profitable growth of its business and a policy of equal opportunity in employment is integral to this commitment. Further details on the Group's Equal Opportunities are set out on page 38 – Corporate social responsibility.

Health and safety
The Company has developed a comprehensive Health and Safety policy detailing the responsibility of managers at all levels in the Group to ensure the health and safety of employees, contractors and customers. Health and safety support in the UK is provided by the Health and Safety Officer and retained external safety consultants. Risk assessments are performed as required, supported by measurement systems for accident and near miss recording.

In the year to March 2004, there were five accidents in the United Kingdom reportable under the UK RIDDOR legislation (the "Reporting of Injuries, Diseases and Dangerous Occurrences Regulations 1995"). Broadly, this covers those accidents resulting in more than three days absence from work: the RIDDOR accident rate for our UK business was 0.24 per 100,000 hours worked (2003: 0.33), the principal cause of these being trips and falls. During the year the Group also recorded one accident to contractors at our premises.

Employee involvement

- Employee communication

Burberry believes that employee communication is important in building strong relationships with, and in motivating, employees. Burberry makes use of various methods – including bi-annual CEO conferences for the management teams, face-to-face briefings, direct mail, email, intranet, etc. – to ensure that matters of interest and importance are conveyed quickly and effectively. In addition, it is intended that a tailored "Corporate Review" highlighting the Company's performance and its ongoing strategic initiatives will be sent to all employees worldwide.

- Employee share ownership

In order to further extend employees' interest in the Company and to reward exceptional business results, awards of free shares in the Company were made to approximately 3,300 employees worldwide in July 2003 in addition to the free shares allocation following the Company's IPO.

Employees also participate in the GUS SAYE share option schemes in Spain, France, the US, Germany and the UK.

DIRECTORS' REPORT CONTINUED

Creditor payment
For all trade creditors, it is Group policy to:

- agree and confirm the terms of payment at the commencement of business with that supplier;
- pay in accordance with contractual and other legal obligations; and
- continually review the payment procedures and liaise with suppliers as a means of eliminating difficulties and maintaining a good working relationship.

Trade creditor days of the Group at 31 March 2004 were 40 days (2003: 38 days) based on the ratio of Group trade creditors at the end of the year to the amounts recorded as expense during the year attributable to trade creditors. The Company had no trade creditors as at 31 March 2004 (2003: £nil).

Annual General Meeting
The Annual General Meeting of the Company will be held at The Lincoln Centre, 18 Lincoln's Inn Fields, London, WC2A 3ED at 11.00 am on Tuesday 20 July 2004. The Notice of Meeting is included in a separate circular to shareholders which accompanies this Annual Report. It is also available on the Company's website (www.burberry.com).

Auditors
A resolution to re-appoint PricewaterhouseCoopers LLP as auditors to the Company will be proposed at the forthcoming AGM.

By order of the Board

Michael Mahony
General Counsel and Secretary
23 May 2004

Registered Office:
18-22 Haymarket
London SW1Y 4DQ

CORPORATE GOVERNANCE

The Board submits, in respect of the year under review, its report on the application of the principles set out in Section 1 of the Combined Code ("the Code") published in June 1998. The revised Combined Code on corporate governance published in July 2003, applies to the Company for the year ending 31 March 2005.

Directors
The Board is responsible to Shareholders for the management of the Group and has adopted a committee structure which enables it to concentrate its efforts on strategy, management performance, governance and internal control. The Board consists of a Chairman, a Chief Executive plus two other executive directors and four non-executive directors. John Peace was appointed as Chairman and David Tyler as a non-executive director by GUS plc under the Relationship Agreement between the Company and GUS which was entered into at the time of the IPO.

The roles of the Chairman and Chief Executive are clearly defined. The Chairman leads the Board in determining the Group's strategy and monitoring high level progress. The Chairman does not have any material involvement at an operational level. The day-to-day business of the Group is the responsibility of the Chief Executive, Rose Marie Bravo, who is supported by the two executive directors, Stacey Cartwright and Thomas O'Neill.

During the year under review the Board held four scheduled meetings and all directors attended each meeting.

The Board has a formal schedule of matters reserved to it for decision.

The Board is supplied in a timely manner with information in a form and of a quality appropriate to enable it to discharge its duties. In addition to the papers for each Board Meeting, directors are also supplied with an extensive monthly report, which details progress of the Group's activities. There is also a procedure whereby directors, in the furtherance of their duties, are able to take independent advice, if necessary, at the Company's expense. In addition, all directors have direct access to the advice and services of the Company Secretary.

Philip Bowman, Guy Peyrelongue and Caroline Marland are for all purposes, in the opinion of the Board, independent of management and free from any business relationship which could materially interfere with the exercise of their independent judgement.

The non-executive directors are appointed for specified terms.

Philip Bowman was appointed as the senior independent non-executive director in March 2003.

On appointment, directors are furnished with relevant information to discharge their duties effectively. The Company has introduced a structured induction process whereby a director will meet key members of the management team following his/her appointment. As an ongoing process, directors are briefed and provided with information concerning major developments affecting their roles and responsibilities.

All directors are subject to election by Shareholders at the first opportunity after their appointment and thereafter in accordance with Article 82 of the Company's Articles of Association. This ensures compliance with the Code by providing that all directors are required to submit themselves for re-election at least once every three years.

Committees
The Board is supported by the Audit, Remuneration and Nomination Committees. GUS is entitled to appoint one member of each of these committees under the Relationship Agreement.

Audit Committee
The Audit Committee consists of three non-executive directors: Philip Bowman (Chairman), Caroline Marland and David Tyler. Guy Peyrelongue served as a member until 13 May 2003 when Caroline Marland was appointed as a member. The committee normally meets at least twice a year, with both the external auditors and the group internal auditor present.

All members of the Committee were in attendance at each of the two meetings held during the year under review.

It is the role of the Audit Committee to ensure that the auditors' objectivity and independence are maintained. It has adopted a policy in this respect and monitors the nature and extent of non-audit services, seeking to balance the maintenance of objectivity and value for money.

- Audit related services – PricewaterhouseCoopers LLP, the external auditors, are the preferred providers of audit related services given their understanding of the Group and the synergistic relationship between such work and the aims of the annual audit. Such work extends to, but is not restricted to, shareholder and other circulars and regulatory and other compliance reports.

- Taxation services – Generally, if the external auditors' knowledge of the Group's tax affairs provides significant advantage which another third party would not have, they will be retained for both tax planning and compliance matters.

- General services – Other proposed assignments are put out to competitive tender and decisions to award work are taken on the basis of demonstrable competence and cost effectiveness.

CORPORATE GOVERNANCE CONTINUED

Remuneration Committee
Details of the Remuneration Committee and its application of corporate governance principles in relation to directors' remuneration is described in the Report on directors' remuneration and related matters on pages 25 to 36.

Nomination Committee
The members of the Nomination Committee are John Peace (Chairman), Rose Marie Bravo, Philip Bowman, Caroline Marland and Guy Peyrelongue. Rose Marie Bravo and Caroline Marland were appointed as members on 13 May 2003. All members of the Committee were present at each of the two meetings held during the year under review, which considered various matters including the appointment of Stacey Cartwright to the position of Chief Financial Officer.

Relations with shareholders
The Company recognises the importance of communicating with its Shareholders and does this through its Annual and Interim Reports, quarterly trading updates and at the Annual General Meeting.

The Company communicates with its institutional investors frequently and regularly throughout the year through a combination of formal and informal meetings, participation at sector-specific conferences and ad hoc briefings with management.

In accordance with the provisions of the Code, the Notice of the 2003 AGM was sent to Shareholders at least 20 working days before the Meeting. Resolutions put to Shareholders were voted on by way of a show of hands.

It is the intention that all directors will attend the forthcoming Annual General Meeting and will be available to answer Shareholders' questions.

In accordance with the recommendation of the Myners Report to the Shareholder Voting Working Group 2004, the Company intends to call a poll on each of the resolutions to be put to shareholders at the forthcoming AGM. The level of proxies lodged on each resolution and the number of proxy votes for and against the resolution will be made available at the AGM on request.

Corporate social responsibility ("CSR")
Details on the Company's approach to CSR are given on pages 37 to 39.

Accountability and audit
It is a requirement of the Code that the Board should present a balanced and clear assessment of the Company's position and prospects. In this context, reference should be made to the Statement of directors' responsibilities on page 40, which includes a statement in compliance with the Code regarding the Group's status as a going concern, and to the Report of the auditors on page 41, which includes a statement by the auditors in respect of their reporting responsibilities.

The Board recognises that its responsibility to present a balanced and clear assessment extends to interim and other price sensitive public reports and reports to regulators as well as information required to be presented by law.

Internal control
The Board acknowledges that it is responsible for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and other key business risks, for example, the production and sale of counterfeit products, and can provide reasonable, but not absolute, assurance against material misstatement or loss. The Audit Committee has reviewed the effectiveness of the key procedures which have been established to provide internal control and has used external consultants to assist in this review. It believes that adequate risk management procedures are in place within the Group. The Group will be implementing a number of improvements to strengthen these procedures.

Following publication of guidance for directors on internal control ("The Turnbull Guidance"), the Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. These include those relating to social, environmental and ethical matters. This process was in place in respect of the Burberry business throughout the year under review and up to the date of approval of the Annual Report and Accounts. The process will be regularly reviewed by the Audit Committee which reports its findings for consideration by the Board, and is in accordance with The Turnbull Guidance.

The key procedures operating within the Group are as follows:

Risk assessment
The Group's business objectives are incorporated into the annual budgeting and planning cycle. Progress towards the achievement of such objectives is monitored by a variety of financial measures and non-financial performance indicators.

The Audit Committee has delegated responsibility for considering operational, financial, compliance and other risks.

Specific consideration is given to the identification of risk factors, and the appropriate control measures for such factors as part of the Group's annual budgeting cycle. The executive directors formally meet on a quarterly basis to re-evaluate these risk factors in the context of the then current environment and business activity. A risk register is updated twice every year, or more often if required.

CORPORATE GOVERNANCE CONTINUED

Control environment and control activities
The Group consists of a number of trading units, each with its own management and control structure. These units report to the executive directors.

The Group has established procedures for the delegation of authorities to ensure that operations considered significant by value or by their impact on the Group are considered at an appropriate level.

The Group's trading units operate within a framework of policies and procedures which are either already laid down or are currently being established in organisation or authority manuals. Policies and procedures cover key issues such as authorisation levels, segregation of duties, compliance with legislation and physical and data security.

The Group has implemented various strategies to deal with the risk factors that have been identified. Such strategies include internal control and the use of third-party services to assist in monitoring specific issues. In addition, other approaches are used, such as the use of insurance, and treasury instruments to hedge specific foreign currency exposures.

Information and communication
The Group has a comprehensive system of budgetary control, focused on monthly performance reporting which is at an appropriately detailed level. A summary of results, supported by commentary and performance measures, is provided to the Board each month. The performance measures are subject to review to ensure that they provide relevant and reliable indications of business performance.

A summary of risk factors and relevant control measures (identified as part of the budgeting cycle) is submitted by the executive directors to the Audit Committee at the beginning of each year. This report is updated at the half-year, and re-submitted to the Audit Committee.

The Audit Committee meets with both external and internal auditors and, if it so chooses, can do so without the presence of executive directors.

Monitoring
A range of procedures is used to monitor the effective application of internal control within the Group. These include management review, management confirmations of compliance with standards and procedures as well as internal audit and other specialist reviews.

The Internal Audit department is responsible for reporting to the Audit Committee on the effectiveness of internal control systems, particularly those relating to the areas of greater financial risk or opportunity.

Compliance with the Combined Code
The Company has complied with the Combined Code throughout the accounting period under review with the following exceptions:

- The Combined Code states that there is a strong case for setting directors' notice or contract termination periods at, or reducing them to, one year or less. The service agreement of Rose Marie Bravo dated 28 May 2002 is for an initial fixed period until 30 June 2005. She may terminate the agreement on six months' notice to expire on or after 30 June 2005. Burberry can terminate the agreement in certain circumstances as described on page 27.

- Burberry adopted at the time of the IPO various share incentive schemes, which are not compliant with the Combined Code in certain respects. In particular there are no performance conditions attached to these schemes. At the forthcoming AGM, Burberry will be proposing that shareholders adopt a Restricted Share Plan which will be subject to performance conditions. Further details of this plan are set out in the circular relating to the 2004 AGM.

REPORT ON DIRECTORS' REMUNERATION AND RELATED MATTERS

The Board presents its Report on directors' remuneration and related matters including details of Total Shareholder Return, Remuneration Policy and of Directors' Remuneration.

Remuneration Committee

The Remuneration Committee is chaired by Guy Peyrelongue. During the financial year to 31 March 2004 the other members were Philip Bowman, Caroline Marland and John Peace. The Remuneration Committee decides both the level and structure of executive directors' pay. The remuneration of the Chairman and non-executive directors is a matter reserved for the Board as a whole.

The Committee meets at least twice a year and holds additional meetings where necessary. During the year under review, the committee held three scheduled meetings at which all members were in attendance. Pay decisions are made on the basis of advice or proposals prepared by the Chairman, the Chief Executive and the Director of Human Resources as appropriate.

In making its decisions, the Remuneration Committee has access to any relevant external adviser appointed on behalf of the Company. For the year to 31 March 2004, the Company's principal remuneration advisers were Kepler Associates, who were appointed by the Remuneration Committee, and Watson Wyatt. No other services were provided to the Company by either of these organisations.

Where appropriate, the Remuneration Committee will instigate consultation with major institutional shareholders on remuneration matters.

The constitution and operation of the Remuneration Committee are in compliance with the principles of good governance and Code of Best Practice, set out in the Listing Rules of the Financial Services Authority.

Total Shareholder Return

The following graph shows the total shareholder return for Burberry Group plc compared to the companies in the FTSE 100 Index assuming £100 was invested on 12 July 2002, the date of the IPO. Although Burberry is a global group, the FTSE 100 index was selected because Burberry's market capitalisation is close to that of companies at the lower end of the FTSE 100 Index.

Value of £100 invested on Burberry flotation date


Burberry
FTSE 100
£180
£160
£140
£120
£100
£80
£60
July 2002
September 2002
December 2002
March 2003
June 2003
September 2003
December 2003
March 2004

Remuneration Policy

The current structure of executive remuneration was put in place in preparation for the IPO in July 2002 and exhaustive details were disclosed in the Listing Particulars. The requirements remain the same: to attract, motivate and retain exceptional talent to allow us to compete with the world's leading luxury brands.

The success of Burberry has drawn attention to the quality of our senior management and recent departures have highlighted the need for strong retention tools. Furthermore, the majority of our management is from outside the UK.

The four tenets on which our remuneration structure is founded are as follows:

1 Base pay levels and bonuses are established on a market competitive basis.

2 Benefits are based on local market practice for each executive.

3 Performance-related incentives provide the opportunity to deliver substantial rewards for high performance.

4 Pay is closely aligned to shareholders' interests and a substantial proportion of remuneration is delivered in Burberry Group plc shares.

Relative importance of elements of remuneration
The relative importance of the elements of each of the executive directors' remuneration is shown below based on base salaries, target annual bonuses and present fair values of long term incentives for the year to 31 March 2004.

Proportion of total compensation

Rose Marie Bravo



Base salary
Annual bonus
■ Long term incentives

Michael Metcalf



Base salary
Annual bonus
■ Long term incentives

Thomas O'Neill



Base salary
Annual bonus
■ Long term incentives

Stacey Cartwright*



Base salary
Annual bonus

*Stacey Cartwright's compensation is based on the month of March 2004.

Implementation of policy
Burberry implements its remuneration policy as follows:

Base salary
To help determine salaries, external remuneration consultants provide data about market salary levels, and advise the Remuneration Committee accordingly. The Remuneration Committee also takes into account each director's contribution to the business during the year.

Annual bonus
Executive directors are eligible for an annual incentive of 50% of base salary for achieving targets and a maximum of 100% of base salary for substantially exceeding targets. Bonus entitlement, subject to the discretion of the Remuneration Committee, is calculated on a straight line basis from target through to maximum. The Remuneration Committee sets bonus targets by reference to agreed budgets and external expectations. Bonuses are currently based on growth in profit before tax, goodwill amortisation and exceptional items.

REPORT ON DIRECTORS' REMUNERATION AND RELATED MATTERS CONTINUED

Share incentives

The current share incentive awards to the executive directors (other than Stacey Cartwright) were determined prior to the IPO and reflected the requirements with regard to the incentivisation of the executive team in the context of the IPO and the retention of the executive team prior to and following the IPO.

During this financial year, Burberry introduced a Co-investment Scheme as indicated in last year's Remuneration Report, to further align the interests of executives and shareholders and to support retention. Under this scheme executive directors (if invited by the Remuneration Committee) and selected senior managers are given the opportunity to defer receipt of their bonus and invest it in Burberry shares. The number of shares acquired by the individual will be matched on a sliding scale depending on achievement against the annual bonus performance targets for the relevant financial year. The matching is triggered once the Company has hit its financial target. The number of matching shares varies from half a share to one (0.5:1), to a maximum of one to one (1:1) in the year to 31 March 2004. The release of the invested and matching shares is deferred for three years. Upon the release of the matching shares the individual will receive an amount equal to the dividends that would have been paid on the matching shares during the deferral period. The amount of annual bonus eligible for co-investment as well as the co-investment match are both dependent upon annual performance. The value of the deferred award is then dependent upon share price performance. The Committee considered a further performance condition on vesting but felt that as the primary purpose of the co-investment plan is to encourage investment in Burberry shares, the use of further conditionality might reduce the plan's effectiveness. If an individual resigns during the three-year period he/she will forfeit his/her rights in respect of the matching shares. To increase the incentive and retention effect of this scheme, the number of matching shares will vary from one to one (1:1), to a maximum of two to one (2:1) in the year to 31 March 2005 should targets be substantially exceeded. The matching is triggered once the Company has hit its financial target.

The Company is intending to introduce a new senior executive restricted share plan which, unlike the plans put in place for the IPO, will include performance conditions on vesting. Full details are set out in the circular relating to the 2004 AGM.

Service agreements

Attracting and retaining the top talent in the global luxury brand business may require fixed term contracts and notice periods in excess of one year. However, Burberry will not offer notice periods of more than one year unless it is necessary. Termination payments reflect the circumstances of termination. Where the director voluntarily resigns, the director will be entitled to his/her base salary and bonus to the extent earned. In circumstances where the Company dismisses the director for cause, no further payments will be made whether of salary or otherwise. Where a director is dismissed without cause the director will be protected against the financial consequences of such dismissal.

Save as described below, there are no service contracts with any director containing a notice or contract period of more than one year or provisions for pre-determining compensation on termination of any amount which exceeds one year's salary and benefits in kind.

The main terms on which each of the directors is employed by a member of the Group are set out below.

Rose Marie Bravo

The terms of Rose Marie Bravo's service agreement were negotiated in preparation for the IPO having regard to the need to incentivise her and, in particular, retain her services following the IPO – a matter of considerable concern to potential investors.

Rose Marie Bravo is employed by Burberry as Chief Executive under a service agreement dated 28 May 2002. This is for an initial fixed period until 30 June 2005. Burberry may terminate the service agreement with or without cause at any time without a notice period during and after the initial fixed period.

If the service agreement is terminated by Burberry without cause (an example of cause is gross misconduct) then it will continue to pay to Ms Bravo her base salary for the balance of the fixed period (or one year if longer); in lieu of an annual bonus, it will pay 50% of base salary for each full year and a pro rata portion thereof for each part year payable when such bonus would otherwise be paid. If Ms Bravo terminates the service agreement with good reason the termination is deemed to be termination by Burberry without cause. On termination of Ms Bravo's employment she will be reimbursed for reasonable relocation costs to the US. If any person acquires control of Burberry, including by acquiring 25% or more of the voting rights in Burberry, Ms Bravo can terminate her employment and such termination would be deemed to be by Burberry without cause.

If payments due to Ms Bravo are deemed of a level that would subject her to US federal excise tax under Section 280G (b)(2) of the US Internal Revenue Code 1986, Burberry Limited (US) will pay Ms Bravo an additional amount so that she will be in the same net after-tax position had the excise tax not been applied.

Pursuant to the service agreement entered into at the time of the IPO, Ms Bravo was granted an award and options over Ordinary Shares in the Company as set out on pages 30 and 31. Ms Bravo is also entitled to be granted two options, each over 833,333 Ordinary Shares, under the Burberry Non-Approved Executive Share Option Scheme 2002, in 2004 and 2005. The exercise price of each option is the market value of an Ordinary Share at the time of grant. If the service agreement is terminated, Ms Bravo's rights in respect of her award and options will be determined by the rules of the relevant share scheme except that her award and options will vest and become exercisable if the service agreement is terminated on or after 30 June 2005 in any circumstances, unless for cause.

REPORT ON DIRECTORS' REMUNERATION AND RELATED MATTERS CONTINUED

Under the service agreement, and to strengthen the retention effect of the arrangements with Ms Bravo, a right was granted to her which operates as a deferred bonus and which is not payable for at least three years. In other words, instead of her share incentives, Ms Bravo can receive a cash payment of US$15m. Ms Bravo can exercise this right on or after 30 June 2005 but this cash payment is reduced (or may be extinguished) by an amount equal to the value already received on the vesting and exercise of her share incentives. In addition, she can receive this cash payment before 30 June 2005 if either her employment is terminated by Burberry without cause or by Ms Bravo for "good reason" or if there is a Change in Control and she elects to terminate her employment.

Michael Metcalf

Michael Metcalf was employed by Burberry as Chief Operating and Financial Officer under a service agreement dated 14 August 1998. His term of appointment commenced on 1 September 1998. Mr Metcalf resigned with effect from 31 March 2004 to join a company controlled by a private equity fund.

Mr Metcalf was granted an award over Ordinary Shares in the Company and options over Ordinary Shares as set out on pages 30 and 31. On termination of his service contract, Mr Metcalf's rights in respect of his share awards and options were governed by the rules of the relevant share schemes.

Mr Metcalf was entitled to terminate his employment by giving not less than six months' written notice. In fact, Mr Metcalf gave the Company eight months' notice and during his notice period he continued to devote his full time and attention to the business of Burberry and ensured an orderly handover to the new Chief Financial Officer. Upon his resignation on 31 March 2004, all his rights which had not vested in respect of the Restricted Share Plan, the IPO Option Scheme and the 2002 Share Option Scheme lapsed. However, the Remuneration Committee exercised its discretion under the rules of the relevant schemes to permit Mr Metcalf to retain 11% of the value of his unvested share incentives to recognise his contribution in the year to 31 March 2004.

Thomas O'Neill

Thomas O'Neill has given notice that he will resign as a director of Burberry Group plc with effect from 1 July 2004 and will cease to be an employee with effect from 31 July 2004. Mr O'Neill will be joining Aber Diamond Corporation, a company quoted on NASDAQ, in an executive capacity.

Mr O'Neill is employed as President Worldwide by Burberry Limited (UK) and by Burberry Limited (US) under service agreements dated 20 June 2002.

Mr O'Neill was granted an award and options over Ordinary Shares in the Company as set out on pages 30 and 31. Mr O'Neill is also entitled to be granted three options under the Burberry Non-Approved Executive Share Option Scheme 2002, in 2004 and 2005.

Upon Mr O'Neill's resignation as an employee, all his rights which have not vested in respect of the Restricted Share Plan, the IPO Option Scheme and the 2002 Share Option Scheme will lapse.

Stacey Cartwright

Stacey Cartwright is employed by Burberry as Chief Financial Officer under a Service Agreement dated 17 November 2003. Her term of appointment commenced on 1 March 2004.

Under her service agreement, Ms Cartwright is entitled to be granted options over shares with a market value equivalent to two times her base salary. The exercise price of each option will be the market value of an Ordinary Share at the time of grant.

Ms Cartwright is entitled to participate in long term incentive arrangements to the extent determined by the Remuneration Committee having regard to her position and performance.

Burberry may terminate Ms Cartwright's appointment by giving 12 months' written notice. Ms Cartwright may terminate her employment by giving six months' written notice.

Non-executive directors

Guy Peyrelongue and Philip Bowman were each appointed as non-executive directors of the Company on 21 June 2002. Caroline Marland was appointed as a non-executive director of the Company on 21 January 2003. Each is paid a basic fee of £40,000 per annum. An additional fee of £7,500 per annum is paid to each of the Chairman of the Remuneration and Audit Committees.

John Peace, Group Chief Executive of GUS, was appointed to the Board of the Company on 7 June 2002 as non-executive Chairman. David Tyler, Group Finance Director of GUS, was formally appointed as a non-executive director of the Company on 7 June 2002 having been a director since late 1997. Messrs Peace and Tyler have been appointed for an initial three-year term subject to six months' notice by either party. Neither John Peace nor David Tyler receives fees in respect of their appointments. Instead, in accordance with the Relationship Agreement, the Remuneration Committee has agreed that the Company will pay annual fees of £100,000 in the case of John Peace, and £40,000 in the case of David Tyler, to GUS.

As part of the shareholding policy of the Company, non-executive directors are expected to acquire £6,000 in Ordinary Shares in the Company in each year of their appointment. The Ordinary Shares must be held for three years from purchase, or, if longer, for the duration of a director's time on the Board. Messrs Peyrelongue and Bowman and Ms Marland have been appointed for an initial three-year term subject to six months' notice by either party.

Directors' Remuneration

The remuneration of the directors of Burberry Group plc in the period 1 April 2002 to 31 March 2004 is described below.

Total remuneration
The table below summarises the total remuneration of the directors of Burberry Group plc in the period 1 April 2002 to 31 March 2004:

	Total aggregate emoluments £'000	Total contribution to defined contribution pension schemes £'000	Total amounts received under long term incentive plans £'000	Total £'000
Executive remuneration	3,533	61*	–	3,594
Non executive remuneration/fees	276	–	–	276
Year to 31 March 2004	**3,809**	**61***	**–**	**3,870**
Year to 31 March 2003	4,347	53*	4,110	8,510

*These figures do not include deemed contributions under the Supplemental Executive Retirement Plans, see page 36.

Aggregate emoluments by director

	Salary	Allowances paid in cash	Total of salary and allowances	Bonus	Deferred bonus	Benefits	Aggregate emoluments	
Rose Marie Bravo	$'000	$'000	$'000	$'000	$'000	$'000	$'000	£'000
Year to 31 March 2004	1,568	94[1]	1,662	1,568	–	337	3,567	2,104
Year to 31 March 2003	1,500	–	1,500	1,294	–	446	3,240	2,095
Michael Metcalf	£'000	£'000	£'000	£'000	£'000	£'000		£'000
Year to 31 March 2004	360	10	370	360	–	1		731
Year to 31 March 2003	330	10	340	453	168	1		962
Thomas O'Neill	$'000	$'000	$'000	$'000	$'000	$'000	$'000	£'000
Year to 31 March 2004	567	196	763	284	–	28	1,075	634
Year to 31 March 2003	550	166	716	649	275	49	1,689	1,093
Stacey Cartwright[2]	£'000	£'000	£'000	£'000	£'000	£'000		£'000
Year to 31 March 2004	29	6	35	29	–	–		64
Year to 31 March 2003	–	–	–	–	–	–		–
Total	£'000	£'000	£'000	£'000	£'000	£'000		£'000
Year to 31 March 2004	1,648	187	1,835	1,481	–	217		3,533
Year to 31 March 2003	1,656	118	1,774	1,710	345	321		4,150

[1] Until 2 November 2003, the cost of Rose Marie Bravo's accommodation was paid directly by Burberry, since that date Ms Bravo has been reimbursed in cash for her accommodation costs.

[2] Stacey Cartwright's emoluments are only for the month of March 2004.

Non-executive directors

	Fees 2004 £'000	Fees 2003 £'000
John Peace*	100	82
Philip Bowman	48	37
Guy Peyrelongue	48	37
Caroline Marland	40	8
David Tyler*	40	33
Total	**276**	**197**

*The fees for John Peace (Chairman) and David Tyler are paid to GUS plc.

REPORT ON DIRECTORS' REMUNERATION AND RELATED MATTERS CONTINUED

Salaries and allowances
Thomas O'Neill was paid an overseas allowance, Michael Metcalf received the cash equivalent of a company car and Stacey Cartwright's allowances include the cash equivalent of a company car.

The Company makes an annual contribution equal to 20% of Ms Cartwright's base salary to such personal pension plan as she may nominate. To the extent this exceeds Inland Revenue limits the excess is paid as additional remuneration.

Deferred bonuses
Thomas O'Neill was paid compensation in relation to bonus schemes in existence with his previous employers. A payment was made on 1 November 2002 totalling $100,000 (£64,675) and a final payment of $80,000 (£47,143) was paid on 1 November 2003.

On completion of the IPO, Michael Metcalf and Thomas O'Neill became entitled to receive an IPO retention bonus of approximately 100% of their gross base salary. Half of the bonus was paid during the year to 31 March 2003 to Michael Metcalf (£167,500) and Thomas O'Neill ($275,000) (£177,900) and was disclosed as part of bonus payments. The balance was paid during the year to 31 March 2004 and was disclosed within "deferred bonuses" for the year to 31 March 2003.

Benefits
Benefits for executive directors include, a company car, allowances, private medical insurance and legal expenses.

Rose Marie Bravo receives an expatriate package commensurate with her position as Chief Executive. This includes the cost of accommodation whilst in London and appropriate travel costs.

Share option schemes
Details of the market price of the Company's Ordinary Shares is shown in the table below:

Period to 31 March	2004	2003
At the period end	357p	236p
Highest price during the period	410p	256p
Lowest price during the period	216p	150p
Offer price at IPO	n/a	230p

The Burberry IPO Senior Executive Restricted Share Plan ("the RSP")
On 11 July 2002 awards were made to executive directors at that time under the RSP in respect of services provided prior to IPO. This was a one-off plan in order to retain senior executives, before and following the IPO. As the awards were made in respect of services provided prior to the IPO, no performance criteria were attached to the awards.

The interests of the executive directors of Burberry Group plc in shares held under the RSP as at 31 March 2004 were as follows:

	Number of shares awarded					
	As at 31 March 2003	Lapsed during the year	As at 31 March 2004	Exercise price	Vesting date	Expiry date
Rose Marie Bravo	2,500,000	–	2,500,000	nil	11/07/2005	11/07/2012
	1,250,000	–	1,250,000	nil	11/07/2006	11/07/2012
	1,250,000	–	1,250,000	nil	11/07/2007	11/07/2012
Michael Metcalf	145,652	(145,652)	–	nil	11/07/2005	11/07/2012
	72,826	(72,826)	–	nil	11/07/2006	11/07/2012
	72,826	(72,826)	–	nil	11/07/2007	11/07/2012
Thomas O'Neill*	154,447	–	154,447	nil	11/07/2005	11/07/2012
	77,223	–	77,223	nil	11/07/2006	11/07/2012
	77,224	–	77,224	nil	11/07/2007	11/07/2012

*All of these awards will lapse on Mr O'Neill ceasing to be employed by Burberry on 31 July 2004.

REPORT ON DIRECTORS' REMUNERATION AND RELATED MATTERS CONTINUED

The Burberry Senior Executive IPO Share Option Scheme ("the IPO Option Scheme")
On 11 July 2002, options were granted to executive directors under the IPO Option Scheme in respect of services provided prior to the IPO. This was a one-off plan in order to retain senior executives, before and following the IPO. As the grants were made in respect of services provided prior to the IPO, no performance criteria were attached to the awards.

The interests of the executive directors in IPO options as at 31 March 2004 were as follows:

	Number of shares under option						
	As at 31 March 2003	Lapsed during the year	Exercised during the year	As at 31 March 2004	Exercise price	Vesting date	Expiry date
Rose Marie Bravo	833,333	–	(833,333)	–	230p	11/07/2003	11/07/2012
	833,333	–	–	833,333	230p	11/07/2004	11/07/2012
	833,334	–	–	833,334	230p	11/07/2005	11/07/2012
Michael Metcalf	97,101	–	(97,101)	–	230p	11/07/2003	11/07/2012
	97,101	–	–	97,101	230p	11/07/2004	11/07/2012
	97,102	(97,102)	–	–	230p	11/07/2005	11/07/2012
Thomas O'Neill	102,964	–	–	102,964	230p	11/07/2003	11/07/2012
	102,964	–	–	102,964	230p	11/07/2004	11/07/2012
	102,966*	–	–	102,966	230p	11/07/2005	11/07/2012

*These options will lapse on Mr O'Neill ceasing to be employed by Burberry on 31 July 2004.

Rose Marie Bravo exercised her option over 833,333 Ordinary Shares in the Company by means of a "cashless" exercise: she (i) acquired 302,401 shares, at nil cost, of which 252,401 shares were sold at a price of 363.5p per share and (ii) cancelled her option in respect of 530,932 shares.

The market price when Michael Metcalf exercised his options was 376p.

The Burberry Group plc Executive Share Option Scheme 2002
During the year to 31 March 2004 the executive directors of Burberry Group plc were granted options under this Scheme which was adopted at the time of IPO. No performance criteria are attached to the awards as their primary purpose is retention and the majority of participants is from overseas. These grants were made pursuant to obligations under each director's service agreement.

	Number of shares under option						
	Granted during the year	Lapsed during the year	Exercised during the year	As at 31 March 2004	Exercise price	Vesting date	Expiry date
Rose Marie Bravo	277,778	–	–	277,778	258p	12/06/2004	12/06/2013
	277,778	–	–	277,778	258p	12/06/2005	12/06/2013
	277,777	–	–	277,777	258p	12/06/2006	12/06/2013
Michael Metcalf	31,000	–	–	31,000	258p	12/06/2004	12/06/2013
	31,000	(31,000)	–	–	258p	12/06/2005	12/06/2013
	31,000	(31,000)	–	–	258p	12/06/2006	12/06/2013
Thomas O'Neill	29,234	–	–	29,234	258p	12/06/2004	12/06/2013
	29,234*	–	–	29,234	258p	12/06/2005	12/06/2013
	29,232*	–	–	29,232	258p	12/06/2006	12/06/2013

*These options will lapse on Mr O'Neill ceasing to be employed by Burberry on 31 July 2004.

REPORT ON DIRECTORS' REMUNERATION AND RELATED MATTERS CONTINUED

GUS share option schemes

During the year to 31 March 2002 for Rose Marie Bravo, Michael Metcalf and Thomas O'Neill, and during the year to 31 March 2001 for Michael Metcalf, the opportunity was given to participate in the GUS plc Approved and Non-Approved Executive Share Option schemes under which options in respect of GUS plc ordinary shares of 25p were granted.

The options were granted in accordance with the scheme rule that annual option grants to any individual should not be in respect of shares with a value in excess of basic annual salary, or twice basic annual salary in exceptional circumstances.

The options may not be exercised unless, during a period of three consecutive financial years, GUS plc's adjusted earnings per share have increased by an average of at least 4% per annum more than the growth in the Retail Prices Index.

The exercise price represents the average of the middle market quotations of a GUS plc share as derived from the Daily Official List of The London Stock Exchange for the three immediately preceding dealing days to the date on which options were granted.

The market price of GUS plc shares during the period is shown in the table below:

Year to 31 March	2004	2003
At the year end	749p	487p
Highest price during the year	791p	700p
Lowest price during the year	490p	440p

The interests of the executive directors of Burberry Group plc in GUS plc share options held under the GUS plc 1998 Approved and Non-Approved Executive Share Option schemes were as follows:

	Number of shares under option						
	As at 31 March 2003	Lapsed during the year	Exercised during the year	As at 31 March 2004	Exercise price	Date from which exercisable	Expiry date
Rose Marie Bravo	356,747	–	–	356,747	612.7p	11/06/2004	11/06/2011
Michael Metcalf	73,197	–	(73,197)	–	375.7p	07/04/2003	07/04/2010
	51,411	(51,411)	–	–	612.7p	11/06/2004	11/06/2011
Thomas O'Neill*	119,624	–	–	119,624	635.0p	17/12/2004	17/12/2011

*These options will lapse on Mr O'Neill ceasing to be employed by Burberry on 31 July 2004.

The market price when Michael Metcalf exercised his options was 637.5p.

In addition, an option was granted to Michael Metcalf on 9 February 2001 under a Save As You Earn ("SAYE") share option scheme introduced for employees in the UK by GUS plc, as shown in the table below:

	Number of shares under option					
	As at 31 March 2003	Lapsed during the year	As at 31 March 2004	Exercise price	Date from which exercisable	Expiry date
Michael Metcalf	2,522	(2,522)	–	384.0p	01/05/2004	31/10/2004

The Company's Register of Directors' Interests contains full details of directors' shareholdings and options.

REPORT ON DIRECTORS' REMUNERATION AND RELATED MATTERS CONTINUED

Gain made by directors on share options

The table below shows gains made by individual directors from the exercise of share options during the year to 31 March 2004. The gains are calculated as at the exercise date.

	Year to 31 March 2004 £'000
Rose Marie Bravo	1,099
Michael Metcalf	314
Total gains on share options	**1,413**

Deferred bonus

On 28 May 2002 Rose Marie Bravo was granted a right to receive a cash payment of US$15m reduced by the value received in respect of her share awards and options. Further details of this are set out on page 28.

Long term incentive plans

Prior to the IPO and as part of her previous employment package, Rose Marie Bravo was provided with an incentive plan designed first to incentivise her to revitalise the Burberry brand and to improve the profitability of the Group over a period of time, and second to replace incentive plans available to her in her previous employment. A final amount of $6,000,000 (£4,110,000) was considered paid and recognised as remuneration in the year to 31 March 2003.

Directors' interests

The beneficial interests of the directors in the Ordinary Shares of the Company are shown below:

Beneficial holdings	Number of shares awarded under RSP as at 31 March 2003	Number of shares under option as at 31 March 2003	Holdings of Ordinary Shares as at 31 March 2003	Number of shares awarded under RSP as at 31 March 2004	Number of shares under option as at 31 March 2004	Holdings of Ordinary Shares as at 31 March 2004
Rose Marie Bravo	5,000,000	2,500,000	–	5,000,000	2,500,000	50,000
Michael Metcalf	291,304	291,304	20,000	–	128,101	20,000
Thomas O'Neill	308,894	308,894	–	308,894	396,594	–
Stacey Cartwright	–	–	–	–	–	10,000
John Peace	–	–	16,000	–	–	16,000
Philip Bowman	–	–	10,870	–	–	20,000
Guy Peyrelongue	–	–	6,522	–	–	6,522
David Tyler	–	–	16,000	–	–	16,000
Caroline Marland	–	–	8,000	–	–	8,000

There are no non-beneficial interests.

There has been no change in the above interests between 31 March and 17 May 2004.

As potential beneficiaries under the Burberry Group plc ESOP Trust ("the Trust"), John Peace, David Tyler, Rose Marie Bravo, Michael Metcalf, Thomas O'Neill and Stacey Cartwright are deemed to be interested in the Ordinary Shares of 0.05p each in Burberry Group plc held by the Trust. The Trust held 4,581,733 such shares as at 31 March 2004.

In addition, as at 31 March 2004 Rose Marie Bravo and Stacey Cartwright were each interested in one share of €15 in Burberry France SA and Michael Metcalf had an interest in one share of Swiss Fr 1,000 in Burberry (Suisse) SA, which was transferred to Stacey Cartwright on 8 April 2004. These shares were held in order to comply with the provisions of the Articles of Association of those companies. The share capital of Burberry France S.A. consists of 208,560 shares and the share capital of Burberry Suisse SA consists of 500 shares.

REPORT ON DIRECTORS' REMUNERATION AND RELATED MATTERS CONTINUED

The beneficial interests of the directors in the shares of GUS plc are shown below:

	Ordinary shares in GUS		Options to acquire ordinary shares in GUS under the GUS Share Option Scheme				Options to acquire ordinary shares in GUS under the GUS SAYE Share Option Scheme		
	As at 31 March 2003	As at 31 March 2004	As at 31 March 2003	Options (lapsed)/ granted during the year	Options exercised during the year	As at 31 March 2004	As at 31 March 2003	Options lapsed during the year	As at 31 March 2004
Rose Marie Bravo	10,000	10,000	356,747	–	–	356,747	–	–	–
Michael Metcalf	10,245	10,245	124,608	(51,411)	(73,197)	–	2,522	(2,522)	–
Thomas O'Neill	–	–	119,624	–	–	119,624	–	–	–
Stacey Cartwright	–	–	–	–	–	–	–	–	–
John Peace	96,370	245,109	441,787	103,626	(146,393)	399,020	4,394	–	4,394
Philip Bowman	4,000	4,000	–	–	–	–	–	–	–
Guy Peyrelongue	–	–	–	–	–	–	–	–	–
David Tyler	52,882	153,466	339,341	62,176	(91,675)	309,842	4,394	–	4,394
Caroline Marland	–	–	–	–	–	–	–	–	–

	Ordinary shares in GUS under the GUS Performance Share Plan				Ordinary shares in GUS under the GUS Co-investment Plan	
	As at 31 March 2003	Shares awarded during the year	Shares released during the year	As at 31 March 2004	As at 31 March 2003	As at 31 March 2004
Rose Marie Bravo	–	–	–	–	–	–
Michael Metcalf	–	–	–	–	–	–
Thomas O'Neill	–	–	–	–	–	–
Stacey Cartwright	–	–	–	–	–	–
John Peace	294,896	103,626	(146,393)	252,129	187,900*	383,758*
Philip Bowman	–	–	–	–	–	–
Guy Peyrelongue	–	–	–	–	–	–
David Tyler	155,958	62,176	(69,204)	148,930	109,608*	224,109*
Caroline Marland	–	–	–	–	–	–

*GUS plc directors, including John Peace and David Tyler, are given the opportunity to defer receipt of their annual bonus and have it invested in GUS shares. Shares so purchased on behalf of these directors, applying the bonus reported in last year's GUS Annual Report, are included in these figures. Matching shares under these arrangements are not released until the expiry of a three-year period and the right to these shares is forfeited if a director resigns from GUS before then.

John Peace, Rose Marie Bravo, Michael Metcalf, Thomas O'Neill, Stacey Cartwright and David Tyler are, together with other employees of the GUS group, discretionary beneficiaries under the GUS plc ESOP Trust and the GUS plc ESOP Trust (No. 3) and, as such, each director is deemed to be interested in the 1,457,736 and 4,142,463 ordinary shares in GUS held by the trustee of each trust, respectively. In addition, Rose Marie Bravo, Michael Metcalf, Thomas O'Neill and Stacey Cartwright are, together with other employees of the GUS group, discretionary beneficiaries under the GUS plc ESOP Trust (No. 2) and, as such, each of them is deemed to be interested in the 5,949,639 shares held by the trustee of that trust.

There has been no change in the above interests between 31 March and 17 May 2004.

REPORT ON DIRECTORS' REMUNERATION AND RELATED MATTERS CONTINUED

Directors' Pension Entitlements

Rose Marie Bravo

US pension scheme
Pension contributions are made to a Section 401(k) scheme operated by Burberry in the US for Rose Marie Bravo. The cost of providing this was $14,500 (£8,553) in the year to 31 March 2004 (2003: $12,500 (£8,000)).

In the year to 31 March 2002 it was agreed to set up a Supplemental Executive Retirement Plan for Rose Marie Bravo.

This Plan is an unfunded arrangement into which notional contributions are paid. Interest is earned on the Plan at the same rate as the guaranteed interest fund for the US 401(K) scheme.

The additional amount reserved by the Group is based on 30% of Ms Bravo's base salary. The pension benefits earned by Rose Marie Bravo during the year to 31 March 2004 are set out in the table below.

Stacey Cartwright

The Company makes an annual contribution equal to 20% of Ms Cartwright's base salary to such personal pension plan as she may nominate. To the extent this exceeds Inland Revenue limits the excess is paid as additional remuneration.

The cost of providing this additional pension arrangement is set out below:

	Year to 31 March	
	2004 £'000	2003 £'000
Stacey Cartwright	2	–

Michael Metcalf

GUS group pension schemes
Michael Metcalf is a member of the GUS Pension Scheme, a defined benefit scheme that entitles him to two-thirds of his final salary, on retirement at age 65, subject to Inland Revenue limits. Members are entitled to convert part of their pension into a lump sum cash payment and receive pensions payable in the event of illness and pensions payable to dependants upon death. Bonuses are not pensionable.

Set out below are details of the pension benefits earned by Michael Metcalf under the GUS Pension Scheme during the year to 31 March 2004:

	Gross increase in accrued pension £'000	Increase in accrued pension net of inflation £'000	Total accrued pension at 31 March 2004 £'000	Transfer value of increase in accrued pension over the year £'000	Transfer value of accrued pension at 31 March 2003 £'000	Total change in transfer value during the year £'000	Transfer value of accrued pension at 31 March 2004 £'000
Michael Metcalf	4	3	18	25	88	55	143

These figures exclude any contribution paid to the FURBS or benefits due from the FURBS in lieu of pension benefits on pay in excess of the earnings cap. Voluntary contributions paid by directors and resulting benefits are not shown.

Funded Unapproved Retirement Benefits Schemes ("FURBS")
A FURBS was set up during the year to 31 March 2000 for Michael Metcalf. The cost of providing this additional pension arrangement is set out below:

	Year to 31 March	
	2004 £'000	2003 £'000
Michael Metcalf	42	37

REPORT ON DIRECTORS' REMUNERATION AND RELATED MATTERS CONTINUED

Thomas O'Neill

US pension scheme
During the year to 31 March 2003 Thomas O'Neill became eligible to join the Section 401(k) Scheme operated by Burberry in the US. The cost of providing this scheme was $14,500 (£8,553) in the year to 31 March 2004 (2003: $12,500 (£8,000)).

In the year to 31 March 2002 it was agreed to set up a Supplemental Executive Retirement Plan for Thomas O'Neill.

This Plan is an unfunded arrangement into which notional contributions are paid. Interest is earned on the Plan at the same rate as the guaranteed interest fund for the US 401(K) scheme.

The additional amount reserved by the Group is based on 20% of Thomas O'Neill's base salary. The pension benefits earned by Thomas O'Neill during the year to 31 March 2004 are set out in the table below.

Set out below are details of the pension benefits earned by Rose Marie Bravo and Thomas O'Neill under their Supplemental Executive Retirement Plans during the year to 31 March 2004.

	Accrued benefit					Transfer of value of accrued benefit		
	As at 31 March 2003 $'000	Gross increase $'000	Increase net of inflation $'000	As at 31 March 2004 $'000	Transfer value of increase in accrued benefit $'000	As at 31 March 2003 $'000	Change during the year $'000	As at 31 March 2004 $'000
Rose Marie Bravo	705	513	501	1,218	513	705	513	1,218
Thomas O'Neill	162	124	121	286	124	162	124	286
Total	**867**	**637**	**622**	**1,504**	**637**	**867**	**637**	**1,504**
	£'000			£'000		£'000		£'000
Total	**561**			**817**		**561**		**817**

Note: US annual inflation rate of 1.7% has been used.

Audit statement
In their audit opinion on page 41, PricewaterhouseCoopers LLP refer to their audit of the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985. These comprise the following disclosures in this remuneration report:

- the disclosures under the headings "Total remuneration" and "Aggregate emoluments by director" on pages 29 and 30;
- the disclosures under the heading "Deferred bonuses" on page 30;
- the disclosures under the headings "Share option schemes" and "Long term incentive plans" on pages 30 to 33; and
- the disclosures under the heading "Directors' pension entitlements" on pages 35 and 36.

Approved by the Board and signed on its behalf by:

Michael Mahony
General Counsel and Secretary

23 May 2004

CORPORATE SOCIAL RESPONSIBILITY

The subject of corporate social responsibility (CSR) continues to attract interest. Stakeholders are concerned to know that the Group gives proper consideration to its wider impact on society, and how these topics are identified and managed. Burberry, for its part, believes that long term profitability depends on looking after the Group's assets and name. There is therefore no conflict between the Shareholder's interest and acting as a good "corporate citizen", provided that the Group concentrates on issues that present either significant business risk or opportunity to the Group. The principal CSR issues relating to Burberry are:

- providing products of the appropriate quality commensurate with the Group's position as an international supplier of luxury goods, including the responsible sourcing and marketing of products;
- serving customers – both retail and wholesale – to their complete satisfaction;
- providing a working environment that is conducive to the recruitment and retention of the widest possible range of talented staff, and which is a safe and healthy place to work;
- labour, environmental and social practices in the Group's supply chain and business partners;
- improving the Group's environmental performance to increase operational efficiency and to reduce environmental impact; and
- developing strong relationships in our chosen communities in support of our business objectives, by using the Group's unique assets to benefit society.

These issues are explored more fully in the sections below.

Management of CSR

Overall responsibility for CSR matters rests with Michael Mahony, the Company Secretary. He is responsible for ensuring that the Board is aware of the relevant CSR issues facing the Group and, together with the support of a CSR Committee, ensures that systems are in place to identify and manage risks within the CSR arena.

Responsibilities for specific CSR matters are assigned, where possible, to the appropriate functional staff. The CSR Committee is comprised of these individuals, with responsibility for: environment, health and safety, human resources, supply chain and licensees, charitable and community activity, wholesale and retail customers and internal audit. It met twice during the year under review with the objective of considering emerging CSR issues, proposing activity, sharing information on activity underway and co-ordinating disclosure and reporting. The Board has approved the CSR Policy and a formal report is made on an annual basis.

Information on the Group's CSR performance is collected annually, the exercise being co-ordinated by the CSR Committee. Much of this information (e.g. environmental performance data, data on customer satisfaction, human resource data, supply chain audits etc) is derived from existing management systems in the business. Unless stated explicitly otherwise, all of the disclosures can be taken to apply to the Group's operations internationally. Data quality is assured principally through review by internal audit, although the environmental performance data is subject to third-party review by independent consultants. The final version of the CSR disclosures is formally approved by the relevant individuals from the CSR Committee and by the Company Secretary.

Policies and procedures

The Group has developed a formal policy on CSR, extracts from which are reproduced in the relevant sections below. A number of other specific policies exist (for example on Health and Safety, Equal Opportunities, Environment, Code of Business Principles etc). In the past year, the Group policies have been developed and reviewed. Compliance with policy is generally tested via the work of internal audit.

1 Products and customers

Policy statement: "We aim to win and keep customers through the quality of our product and service. We do not bribe to obtain or keep business. We only pay bona fide commission. We respect our customers' requirements and keep their secrets."

Burberry is committed to high standards in products and service commensurate with our status as an international luxury goods business. Satisfying wholesale and retail customers is a key part of our corporate responsibility. Levels of customer support are monitored and reviewed in a number of ways including the use of "mystery shoppers" in certain retail premises and periodic surveys among wholesale customers. We operate a Retail Customer Service Department in London, which handles retail customer queries and complaints from any division of Burberry Worldwide, whether it is related to service or product issues. Data shows that customers are typically pleased with the service we provide, with complaints well below one in ten thousand.

CORPORATE SOCIAL RESPONSIBILITY CONTINUED

2 The working environment

Policy statement: "We do not discriminate on grounds of race, religion, age or gender. We reward and develop employees according to performance and skills within the context of business needs."

Equal opportunities
The aim of the Equal Opportunities Policy is to ensure that the most capable job applicants are recruited and the most competent employees in the Group progress. All employment decisions are based solely on an objective assessment of the candidate's suitability for the job. All employees will receive fair and equal treatment irrespective of sex, race, ethnic origin, nationality, marital status, age, religion, disability or sexual orientation. The numbers of employees working flexibly and the types of flexible working patterns have increased over the last year.

Code of Business Principles
The Group has adopted a Code of Business Principles covering such matters as confidentiality, conflict of interest, relationships with business partners and political donations. All employees are expected to comply with this Code and senior employees may be required to sign an annual certificate of compliance.

Employee policies
A Global Policy Statements and Ways of Working document has been produced as well as a UK Employee Handbook. A Whistleblowing policy has been produced. Policies on maternity and sickness have been enhanced. The annual performance review process has been rolled out through all divisions globally to encourage communication and improved clarity of roles and focus.

3 Business partners and supply chain

Policy statement: "We treat our business partners according to our contractual agreements and pay when due. We do not accept any gift or entertainment, which might – or might be seen to – put us under any obligation to the giver."

We expect and demand high standards from our business partners, particularly our licensees and our suppliers, requiring them to support our principles and standards of conduct, and we have developed a programme to monitor and manage standards in our own and our licensees' supply chains.

The most significant developments during the year can be summarised as follows:

Risk assessment Supplier and licensee risk assessment has continued with the aim of identifying those products and countries posing the greatest environmental and social concerns. These then become the focus of assurance and audit activity.

Awareness raising We have worked with all licensees to increase awareness of CSR issues and the need for Burberry to have agreements in place with all licensee suppliers. This year we have specifically worked to ensure that two higher-risk licensees have social compliance programmes in place.

Supplier audits All finished goods suppliers identified as being high risk have been audited during the year.

Licensee audits During the year we have visited a selection of factories which supply one of our licensees. Non compliances have been identified and the licensee will proceed with making improvements within an agreed time frame.

4 Environmental performance

Policy statement: "We respect the environment and the local communities within which we do business."

Burberry's principal direct environmental impacts are its consumption of energy (electricity, gas, oil and vehicle fuel) in its buildings, its manufacturing and distribution operations, solid waste produced at our sites and the consumption of raw materials for the manufacture of product, and also for non-product use such as packaging. Burberry's performance in respect of these impacts is maintained by a committee of individuals with responsibility for operations, maintenance, energy and similar issues. The committee, with the support of external advisers, meets several times a year to review performance and agree and implement improvement actions.

Energy
Energy efficiency in Burberry's UK operations continues to improve as shown in the table below.

For the first time this year we have collected energy data from our US and Spanish operations.

Year to 31 March	UK energy use Million kWh	UK energy use kWh/£1,000 of sales	US and Spain energy use Million kWh
2000	31.3	136.1	n/a
2001	36.6	86.1	n/a
2002	32.5	65.1	n/a
2003	30.2	50.8	n/a
2004	**29.1**	**43.2**	**16.0**

CORPORATE SOCIAL RESPONSIBILITY CONTINUED

During the past year we have conducted energy reviews at all our principal UK sites, resulting in improvement plans for each, and appointed energy champions at sites with the highest consumption. During the year we successfully concluded the negotiations to move most of the Group's UK electricity requirements to a single supplier. As part of that negotiation we have arranged better access to immediate consumption data, and have also secured a proportion of our demand from renewable sources.

Materials and waste

Burberry measures and reports its use of packaging under the Producer Responsibility Obligations (shown in the table below). We have an ongoing programme of management and reduction that concentrates primarily on "transit packaging": materials used to move product internally and to our wholesale customers. Savings in these areas can be significant, and have no impact on consumer perceptions of the brand. We have also collected our first packaging data from our US and Spanish operations.

Year to 31 March	UK packaging use Tonnes	UK packaging use Kg/£1,000 of sales	US and Spain packaging use Tonnes
2002	635	1.3	n/a
2003	718	1.2	n/a
2004	**703**	**1.0**	**908**

Year to 31 March	UK Transit packaging use Tonnes	UK Transit packaging use Kg/£1,000 of sales
2002	438	0.88
2003	538	0.91
2004	**525**	**0.78**

We have consolidated our waste management arrangements from our principal sites, allowing us to quantify and manage our impact in this area.

Product transportation

For the first time this year we have investigated the impact of the transport of Burberry product from its point of manufacture to the retailer. The analysis shows that UK land transportation has a minimal environmental impact, but that a bigger issue is the use of air transportation to deliver products to our wholesale customers overseas and to our own overseas operations. This year has seen a concerted attempt to divert product away from air transport and to ship by sea wherever timescales and logistics allow resulting in over 130 tonnes being diverted from long-haul flights to the US, Korea and other Asian destinations. We estimate that this saved over 650 tonnes of carbon dioxide emissions.

5 Building relationships with the community

Policy statement: "We observe the laws of the countries in which we trade and act in a manner consistent with our objective of being a good corporate citizen."

During the past year, we have developed our global charitable giving policy focusing on four areas:

- education, with particular emphasis on fashion and textile design programmes;
- medical research and awareness programmes;
- humanitarian issues; and
- the arts.

We believe that it is vitally important to assist in education programmes in order to identify and nurture new talent in the fashion industry. In 2003/04, this has been achieved by supporting establishments such as the Royal College of Art and the Central St Martins College of Art and Design and "Textprint", an endeavour which links the best textiles graduates with industry.

Medical research and humanitarian projects have included our global initiative to support breast cancer awareness. This year, Burberry developed a limited edition pink trench coat, with 30% of proceeds donated to breast cancer charities worldwide. As a result, over £100,000 was donated in total to the UK Breakthrough Breast Cancer Charity and The Breast Cancer Research Foundation in the US. Other activities have included donations to AIDS-related charities in the US and in Italy.

Arts projects supported have included the New York City Ballet, and work in Italy to restore museum artefacts.

During the year to 31 March 2004, the Group donated, in cash, a total of £198,000 to charitable causes (charitable donations during the year to 31 March 2003: £166,000).

STATEMENT OF DIRECTORS' RESPONSIBILITIES

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period.

In preparing those financial statements the directors are required to:

- select suitable accounting policies and then apply them consistently;

- make judgements and estimates that are reasonable and prudent;

- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

- prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group will continue in business.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Company has a website (www.burberry.com) which contains information on Group activities and published financial results. The work carried out by the auditors does not involve consideration of the maintenance and integrity of the website and accordingly the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented in the website. The maintenance and integrity of this website is the responsibility of the directors. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

REPORT OF THE AUDITORS

Independent auditors' report to the members of Burberry Group plc

We have audited the financial statements which comprise the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses, the note of historical cost profits and losses, the reconciliation of movement in Group Shareholders' Funds and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Report on directors' remuneration and related matters ("the auditable part").

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of directors' responsibilities. The directors are also responsible for preparing the Report on directors' remuneration and related matters.

Our responsibility is to audit the financial statements and the auditable part of the Report on directors' remuneration and related matters in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Report on directors' remuneration and related matters have been properly prepared in accordance with the Companies Act 1985.
We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors' report, the unaudited part of the Report on directors' remuneration and related matters, the Chairman's statement, the Chief Executive's review, the Operating and Financial reviews, the Corporate Governance statement and the Corporate Social Responsibility statement.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Report on directors' remuneration and related matters. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Report on directors' remuneration and related matters are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2004 and of the profit and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Report on directors' remuneration and related matters required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP   PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London

23 May 2004

GROUP PROFIT AND LOSS ACCOUNT

	Note	Year to 31 March 2004 £m	2003 £m
Turnover	3	**675.8**	**593.6**
Cost of sales		(284.2)	(261.3)
Gross profit		**391.6**	**332.3**
Net operating expenses		(255.0)	(244.0)
Operating profit	4	**136.6**	**88.3**
Operating profit before goodwill amortisation and exceptional items		**141.2**	**116.7**
– goodwill amortisation	5	(6.8)	(6.4)
– exceptional credit/(charge) relating to IPO employee share plans	6	2.2	(22.0)
Interest and similar income	8	2.3	1.8
Interest expense	9	(0.1)	(2.7)
Foreign currency loss on loans with GUS group (pre-flotation)	9	–	(2.3)
Interest expense and similar charges		(0.1)	(5.0)
Profit on ordinary activities before taxation	3, 5	**138.8**	**85.1**
Tax on profit on ordinary activities*	10	(47.3)	(32.9)
Profit on ordinary activities after taxation		**91.5**	**52.2**
Equity dividend			
– to GUS group (pre-flotation)	12	–	(219.0)
– interim paid	12	(7.4)	(5.0)
– final proposed	12	(14.9)	(10.0)
Retained profit/(loss) for the year	24	**69.2**	**(181.8)**

Pence per share			
Earnings			
– basic	13	18.5p	10.5p
– diluted	13	18.1p	10.3p
Earnings before goodwill amortisation and exceptional items			
– basic	13	19.5p	14.9p
– diluted	13	19.1p	14.6p
Dividends			
– dividends per share – interim	12	1.5p	1.0p
– dividends per share – final	12	3.0p	2.0p

All the Group's operations in both years are continuing.

*Tax on profit on ordinary activities includes tax charged on goodwill amortisation and exceptional items of £0.5m in the year to 31 March 2004 (2003: credit £6.5m).

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Note	Year to 31 March 2004 £m	2003 £m
Retained profit/(loss) for the year	24	69.2	(181.8)
Currency translation differences		(22.4)	1.1
Tax impact of currency translation differences		(1.4)	(0.4)
Net impact of currency translation differences	24	(23.8)	0.7
Total recognised gains and losses for the year		**45.4**	**(181.1)**

NOTE OF HISTORICAL COST PROFITS AND LOSSES

	Year to 31 March 2004 £m	2003 £m
Reported profit on ordinary activities before taxation	138.8	85.1
Difference between actual and historical cost depreciation charge	0.6	0.2
Historical cost profit on ordinary activities before taxation	139.4	85.3
Tax on profit on ordinary activities	(47.3)	(32.9)
Dividend		
– to GUS group (pre-flotation)	–	(219.0)
– interim paid	(7.4)	(5.0)
– final proposed	(14.9)	(10.0)
Historical cost retained profit/(loss) for the year after taxation and dividends	**69.8**	**(181.6)**

RECONCILIATION OF MOVEMENT IN GROUP SHAREHOLDERS' FUNDS

	Year to 31 March 2004 £m	2003 £m
Profit on ordinary activities after taxation	91.5	52.2
Dividend		
– to GUS group (pre-flotation)	–	(219.0)
– interim paid	(7.4)	(5.0)
– final proposed	(14.9)	(10.0)
Retained profit/(loss) for the year	69.2	(181.8)
Net impact of currency translation differences	(23.8)	0.7
Pre-flotation		
Issue of preference share capital	–	0.8
Issue of Ordinary Share capital	–	486.7
Deemed distribution arising on reorganisation	–	(704.1)
Capital reserve arising on reorganisation	–	6.6
On and post-flotation		
Issue of Ordinary Share capital	2.5	250.5
Waiver of GUS group balances	–	37.6
Movement in capital reserve arising on Restricted Share Plan	(0.8)	18.5
Net change in Shareholders' Funds	47.1	(84.5)
Opening Shareholders' Funds (2003: GUS investment in Burberry Group)	390.0	474.5
Closing Shareholders' Funds	**437.1**	**390.0**

BALANCE SHEETS

		Group		Company	
		As at 31 March		As at 31 March	
	Note	2004 £m	2003 £m	2004 £m	2003 £m
Fixed assets					
Intangible assets	14	111.4	123.7	–	–
Tangible fixed assets	15	149.8	161.4	–	–
Investments	16	8.8	3.4	1,056.0	971.3
		270.0	**288.5**	**1,056.0**	**971.3**
Current assets					
Stock	17	89.5	83.8	–	–
Debtors	18	120.8	122.0	668.0	169.2
Cash and short term deposits	19	158.7	86.6	0.1	–
		369.0	**292.4**	**668.1**	**169.2**
Creditors – amounts falling due within one year	20	(161.2)	(151.1)	(56.3)	(62.8)
Net current assets		**207.8**	**141.3**	**611.8**	**106.4**
Total assets less current liabilities		477.8	429.8	1,667.8	1,077.7
Creditors – amounts falling due after more than one year	21	(35.4)	(35.2)	(713.4)	(98.6)
Provisions for liabilities and charges	22	(5.3)	(4.6)	–	–
Net assets		**437.1**	**390.0**	**954.4**	**979.1**
Capital and reserves					
Called up share capital	23	1.1	1.1	1.1	1.1
Share premium account	24	124.7	122.2	124.7	122.2
Revaluation reserve	24	23.5	25.2	–	–
Capital reserve	24	42.9	47.1	–	–
Other reserve	24	–	704.1	–	704.1
Profit and loss account	24	244.9	(509.7)	828.6	151.7
Equity Shareholders' Funds		436.3	389.2	953.6	978.3
Non-Equity Shareholders' Funds	23	0.8	0.8	0.8	0.8
Total Shareholders' Funds		**437.1**	**390.0**	**954.4**	**979.1**

Approved by the Board on 23 May 2004 and signed on its behalf by:

John Peace
Chairman

Stacey Cartwright
Chief Financial Officer

GROUP CASH FLOW STATEMENT

	Note	Year to 31 March 2004 £m	2003 £m
Operating activities			
Operating profit after goodwill amortisation and exceptional items		136.6	88.3
Exceptional (credit)/charge		(2.2)	22.0
Goodwill amortisation		6.8	6.4
Operating profit before goodwill amortisation and exceptional items		141.2	116.7
Depreciation, impairment and trademark amortisation charges		28.5	19.0
Loss on disposal of fixed assets and non-cash charges		1.7	1.5
(Increase)/decrease in stocks		(7.5)	5.2
Increase in debtors		(1.5)	(2.4)
Increase in creditors		23.2	25.0
Net cash inflow from operating activities		185.6	165.0
Returns on investments and servicing of finance			
Interest received		2.3	0.8
Interest paid		(0.1)	(1.4)
Dividend received from investment		–	0.1
Net cash inflow/(outflow) from returns on investments and servicing of finance		2.2	(0.5)
Taxation paid		(49.5)	(30.6)
Capital expenditure and financial investment			
Purchase of tangible and intangible fixed assets		(28.8)	(55.7)
Sale of tangible fixed assets		–	0.2
Purchase of own shares		(7.0)	(4.5)
Sale of own shares by ESOP		0.4	–
Net cash outflow from capital expenditure and financial investment		(35.4)	(60.0)
Acquisitions			
Deferred consideration for purchase of businesses		(2.5)	(2.5)
Purchase of businesses		–	(24.3)
Net cash outflow from acquisitions		(2.5)	(26.8)
Net cash inflow before dividends, IPO related and financing activities		100.4	47.1
Dividends			
Equity dividends paid (including in the year to 31 March 2003 £219m to GUS group pre-flotation)		(17.3)	(224.0)
Deemed distribution arising on reorganisation (net of capital reserve)		–	(697.5)
Net cash inflow/(outflow) before management of liquid resources and financing		**83.1**	**(874.4)**
Management of liquid resources			
Increase in short term deposits with banks	26	(53.4)	(47.3)
Financing			
Issue of Ordinary Share capital		0.9	249.5
Issue of Ordinary Shares to GUS group (pre-flotation)		–	486.7
Issue of preference shares to GUS group (pre-flotation)		–	0.8
Decrease in external borrowings	26	–	(7.9)
Funds received on GUS group balances (pre-flotation)		–	446.1
Settlement of GUS group balances (on flotation)		–	(250.5)
Funds on deposit with GUS group companies (post-flotation)		(15.8)	–
(Increase)/decrease in net balances due from GUS group	26	(15.8)	195.6
Net cash (outflow)/inflow from financing		(14.9)	924.7
Increase in cash during the year	25, 26	**14.8**	**3.0**

NOTES TO THE FINANCIAL STATEMENTS

1 Basis of preparation

Burberry Group is a luxury goods manufacturer, wholesaler and retailer in Europe, North America and Asia Pacific; licensing activity is also carried out, principally in Japan. All of the companies which comprise the Burberry Group are owned by Burberry Group plc ("the Company") directly or indirectly. Prior to the completion of the initial public offering in July 2002, ownership of these companies was transferred to Burberry Group plc (formerly Burberry Group Limited), which was incorporated on 30 October 1997 in England and Wales.

The financial information has been prepared by consolidating the historical financial information for each of the companies that comprise Burberry Group from applicable individual financial returns of these companies for the years to 31 March 2004 and 2003.

Prior to flotation, on 17 July 2002, the net assets of Burberry Group were represented by the cumulative investment of GUS group in Burberry Group (shown as "GUS investment in Burberry Group"). All non-trading transactions between Burberry Group and GUS group were reflected as movements in "GUS investment in Burberry Group", which was comprised of:

(a) assets and liabilities not forming part of Burberry Group after flotation. These assets and liabilities were transferred on or before flotation to GUS group companies in part settlement of the loans outstanding between GUS group and Burberry Group;

(b) loans due to and from GUS group companies. These amounts were settled fully either as part of the Burberry Group reorganisation with shares issued to GUS group and loan repayments, or by the waiver of such loans by GUS group; and

(c) share capital and reserves of Burberry Group companies.

The balances in (a) and (b) above are referred to as "GUS group balances" in the Reconciliation of movement in Group Shareholders' Funds, the Group cash flow statement and the Reconciliation of net cash flow to movement in net funds.

Burberry Group reorganisation

Immediately prior to the flotation on the London Stock Exchange, a reorganisation of Burberry Group took place resulting in Burberry Group directly owning all Burberry Group companies. Prior to this, a number of Burberry Group entities and certain Burberry-related assets and liabilities (together "the Net Assets") were held underneath GUS group companies although Burberry Group indirectly controlled them and had the economic rights to, and was exposed to the risks in, the Net Assets. The Net Assets were accounted for as quasi-subsidiaries in accordance with Financial Reporting Standard 5, "Reporting the substance of transactions" and were thus consolidated as if their legal ownership rested with Burberry Group.

The reorganisation involved the acquisition by Burberry Group of the legal ownership of the Net Assets and the disposal to GUS group of those assets and liabilities which did not form part of the Burberry Group post-flotation. Burberry Group financed this reorganisation using loans from GUS group; such loans were repaid by a rights issue of Ordinary Share capital to GUS group (£486.7m), by loan repayment out of the proceeds of the Company's flotation on the London Stock Exchange (£250.5m) and by the waiver of the remaining debt (£37.6m) by GUS group.

These transactions created a premium on the legal acquisition of the Net Assets of £704.1m ("the Premium"). The accounting treatment required by Schedule 4A to the Companies Act 1985 would recognise the Premium as goodwill. However, the directors consider that, in substance, the Premium represents the value that has been transferred outside of Burberry Group as a result of these transactions. In effect, Burberry Group made a payment to GUS group for assets that it already controlled prior to the reorganisation. Consequently, in order to meet the overriding requirement of the Companies Act 1985 to show a true and fair view, the Premium has been treated as a distribution to GUS group out of the consolidated reserves of Burberry Group ("the Deemed Distribution"). The directors consider that it is not meaningful to quantify the effects of this departure from the requirements of the Companies Act 1985.

As a result of the Deemed Distribution, a net deficit arises on the accumulated profit and loss account in the Burberry Group consolidated balance sheet. In order to eliminate this deficit on consolidation an other reserve of £704.1m was created in the Company's own balance sheet by the transfer of this sum from the share premium account, following High Court approval of the capital reduction, shortly before the admission of the Company's Ordinary Shares to trading by the London Stock Exchange.

This other reserve was reclassified as distributable, and included in the profit and loss account reserve, when all the Company's creditors in existence on 17 July 2002 (the date of approval of the capital reduction) were settled in full, on 31 December 2003. A capital reserve of £6.6m was also created as part of the reorganisation.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

2 Accounting policies

The consolidated financial information has been prepared under the historical cost convention, modified by the revaluation of certain fixed assets, and in accordance with applicable accounting standards in the UK.

The principal accounting policies are:

(a) Turnover

Turnover, which is stated excluding VAT and other sales taxes, is the amount receivable for goods supplied (less returns, trade discounts and allowances) and royalties receivable.

Wholesale sales are recognised when goods are despatched to trade customers, with provisions made for expected returns and allowances as necessary. Retail sales, returns and allowances are reflected at the dates of transactions with consumers, in addition provisions are made for expected returns as necessary. Royalty receivable from licensees is accrued as earned on the basis of the terms of the relevant royalty agreement which, in the case of Japanese licences, is on the basis of production volumes.

The Group has complied with Financial Reporting Standard 5 Application Note G – "Revenue Recognition" published during the year. There has been no material impact as a consequence of adopting this standard in the year to 31 March 2004.

(b) Intangible fixed assets

Goodwill
For acquisitions of companies or businesses made on or after 1 April 1998, goodwill (being the excess of purchase consideration over the fair value of net assets acquired) is capitalised as an intangible fixed asset. Fair values are attributed to the identifiable assets and liabilities that existed at the date of acquisition, reflecting their condition at that date. Adjustments are also made to bring the accounting policies of acquired businesses into alignment with those of Burberry Group.

Goodwill on acquisitions prior to 1 April 1998 was written off to reserves in the year of acquisition. On the disposal of a business, any goodwill previously written off against reserves in Burberry Group is included in the profit or loss on disposal.

Goodwill on acquisitions after 1 April 1998 is capitalised and amortised by equal annual instalments over its estimated useful economic life, not exceeding 20 years, taking into account the nature of the business acquired and other competitive considerations. The useful economic life of goodwill arising is determined on a case-by-case basis.

Impairment reviews are performed if events or changes in circumstances indicate that the carrying value may not be recoverable.

Trademarks and other intellectual property
The cost of securing and renewing trademarks and other intellectual property is capitalised as an intangible fixed asset and amortised by equal annual instalments over its useful economic life, typically 10 years. The useful economic life of trademarks and other intellectual property is determined on a case-by-case basis, in accordance with the terms of the underlying agreement.

Impairment reviews are performed if events or changes in circumstances indicate that the carrying value may not be recoverable.

(c) Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost or revalued amount where relevant, less depreciation.

Depreciation
Depreciation of tangible fixed assets is calculated to write off the cost or revalued amount, less residual value, of the assets in equal annual instalments over their estimated useful lives at the following rates:

Land	Not depreciated
Freehold buildings	Up to 50 years
Leaseholds – less than 50 years expired	Over the unexpired term of the lease
Plant, machinery, fixtures and fittings	3 – 8 years
Retail fixtures and fittings	2 – 5 years
Office equipment	5 years
Computer software and equipment	3 – 5 years

Lease premiums
Amounts paid to acquire the rights to a lease ("Lease Premiums") are written off in equal annual instalments over the life of the lease or to the next rental review.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

2 Accounting policies continued

(c) Tangible fixed assets and depreciation continued

Valuations
Burberry Group has adopted a policy of not revaluing properties as permitted under Financial Reporting Standard 15 "Tangible Fixed Assets". Previously revalued properties are included at their valuation at 31 March 1996, less depreciation. Leasehold properties are carried at original cost and are amortised over the remainder of the lease term on a straight line basis.

Impairment
Impairment reviews are undertaken when performance trends or changes in circumstances suggest that the net book value of a fixed asset is not fully recoverable.

Profit/loss on disposal of fixed assets
Profits and losses on disposal of tangible fixed assets represent the difference between the net proceeds and net book value at the date of sale. Disposals are accounted for when the relevant transaction becomes unconditional.

(d) Investments in group companies

Investments held by the Company are carried at cost less amounts written off in respect of impairment. When investments are fully or partially hedged by means of foreign currency borrowings, the hedged proportion of those investments is retranslated at the relevant exchange rate and the resulting exchange difference taken to reserves along with the matching exchange difference on the foreign currency borrowings.

(e) Stock

Stock and work in progress are valued on a first-in-first-out basis at the lower of cost (including an appropriate proportion of production overhead) and net realisable value. Provision is made to reduce cost to no more than net realisable value having regard to the age and condition of stock, as well as its anticipated saleability.

(f) Deferred tax

Deferred taxation is recognised as a liability or asset if transactions have occurred at the balance sheet date that give rise to an obligation to pay more taxation in future, or a right to pay less taxation in future. An asset is not recognised to the extent that the realisation of economic benefits in the future is uncertain. Deferred tax assets and liabilities are not discounted.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries. Deferred tax would be provided where remittance is anticipated and is expected to result in a charge to taxation.

(g) Pension costs

The pension costs in the consolidated financial statements are determined in accordance with Statement of Standard Accounting Practice 24 "Accounting for pension costs" ("SSAP 24"). The transitional disclosure requirements required by Financial Reporting Standard 17 "Retirement benefits" ("FRS 17") are set out in note 32.

GUS defined benefit schemes
Eligible employees of Burberry Group participate in a number of GUS defined benefit schemes throughout the world; the principal defined benefit schemes are in the UK. The assets covering these arrangements are held in independently administered funds.

The cost of providing defined pension benefits to participating Burberry employees is charged to the profit and loss account of Burberry Group over the anticipated period of employment, in accordance with recommendations made by independent qualified actuaries.

Defined contribution schemes
Burberry Group eligible employees also participate in GUS group defined contribution pension schemes, the principal one being in the UK with its assets held in an independently administered fund. The cost of providing these benefits to participating Burberry employees is recognised in the profit and loss account of Burberry Group and comprises the amount of contributions payable to the schemes in respect of the year.

(h) Share schemes

Incentive plans
The cost of shares acquired by the Burberry Group Employee Share Ownership Trusts ("ESOTs") or the fair market value of the shares at the date of the grant, less any consideration receivable from the participating Burberry employee, is charged to the profit and loss account. Where awards are contingent upon future events (other than continued employment), an assessment of the likelihood of these conditions being achieved is made at the end of each reporting period and an appropriate accrual made over the period to which the participating Burberry employee's performance relates. Where awards are not contingent upon future events a full accrual is made immediately in the profit and loss account.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

2 Accounting policies continued

(h) Share schemes continued

Save As You Earn scheme
GUS plc operates a Save As You Earn scheme (in which certain UK employees of Burberry Group participate) that allows for the grant of GUS plc ordinary shares at a discount to the market price at the date of the grant. Burberry Group has made use of the exemption under UITF Abstract 17 "Employee Share Schemes" not to recognise any compensation charge in respect of this scheme.

(i) Foreign currency translation

Translation of the results of overseas businesses
The results of overseas subsidiaries are translated at the average exchange rate for the year. The assets and liabilities of such undertakings are translated at year end exchange rates. Differences arising on the retranslation of the opening net investment in subsidiary companies, and on the translation of their results, are taken to reserves and are reported in the Statement of total recognised gains and losses. The principal exchange rates used were as follows:

	Average		Closing	
	Year to 31 March		As at 31 March	
	2004	2003	2004	2003
Euro	1.44	1.55	1.50	1.45
US dollar	1.70	1.55	1.84	1.58
Hong Kong dollar	13.20	12.05	14.31	12.33
Korean won	2,016	1,880	2,106	1,981

The average exchange rate achieved by Burberry Group on its Yen royalty income, taking into account its use of Yen forward sale contracts on a monthly basis approximately 12 months in advance of royalty receipts, was Yen 182.3: £1 in the year to 31 March 2004 (2003: Yen 174.2: £1).

Transactions in foreign currencies
Transactions denominated in foreign currencies are translated into Sterling at the exchange rate ruling at the date of the transaction or at the forward contract rate where hedged. Monetary assets and liabilities denominated in foreign currencies which are held at year end are translated into Sterling at the exchange rate ruling at the balance sheet date or at the forward contract rate where specifically hedged. Exchange differences on monetary items are taken to the profit and loss account except where they relate to loans hedging investments in overseas subsidiaries of Burberry Group, in which case such differences (including attributable taxation) are taken directly to reserves and limited to the foreign currency movement on the underlying investment.

(j) Financial instruments

Burberry Group uses derivative financial instruments to hedge its exposure to fluctuations in foreign exchange rates arising on certain trading transactions. The principal derivative instruments used are forward currency contracts taken out to hedge certain future royalty receivables and product purchases. Gains and losses on such forward currency contracts are recognised in the profit and loss account at the same date as the underlying transaction.

The financial instruments used and managed by Burberry Group consist primarily of cash and forward currency contracts used to hedge currency exposures on trading transactions.

Burberry Group has taken advantage of the exemption available under Financial Reporting Standard 13 "Derivatives and Financial Instruments", in respect of short term debtors and creditors, and details in respect of these balances are excluded from the required disclosures, other than within the currency risk disclosure.

(k) Operating leases

Gross rental income and expenditure in respect of operating leases are recognised on a straight line basis over the period of the leases. Certain rental expense is determined on the basis of turnover achieved in specific retail locations and is accrued for on that basis.

(l) Related party transactions

Financial Reporting Standard 8, "Related Party Disclosures" ("FRS 8"), requires the disclosure of the details of material transactions between the reporting entity and related parties. Burberry Group has taken advantage of an exemption under FRS 8 not to disclose transactions between Burberry Group companies, which eliminate on consolidation.

3 Segmental analysis

(i) Geographical analysis – analysis by origin

(a) Turnover – analysis by origin

	Year to 31 March 2004 £m	Year to 31 March 2003 £m
Europe	498.9	429.9
Less: European inter-segment turnover to other regions	(78.5)	(57.5)
	420.4	372.4
North America	156.2	133.8
Asia Pacific	99.9	88.1
Less: Asia Pacific inter-segment turnover to Europe	(0.7)	(0.7)
	99.2	87.4
Total	**675.8**	**593.6**

(b) Profit before taxation – analysis by origin

	Year to 31 March 2004 £m	Year to 31 March 2003 £m
Europe	112.7	92.6
North America	15.6	8.4
Asia Pacific	12.9	15.7
	141.2	**116.7**
Net interest income/(expense)	2.2	(0.9)
Foreign currency loss on loans with GUS group (pre-flotation)	–	(2.3)
Profit before goodwill amortisation, exceptional items and taxation	**143.4**	**113.5**
Goodwill amortisation – Europe	(5.5)	(5.1)
– Asia Pacific	(1.3)	(1.3)
Exceptional items – Europe	2.1	(20.3)
– North America	0.1	(1.6)
– Asia Pacific	–	(0.1)
Profit before taxation	**138.8**	**85.1**

The results above are stated after the allocation of costs of a group-wide nature.

(c) Net assets – analysis by origin

	As at 31 March 2004 £m	As at 31 March 2003 £m
Europe	118.9	129.1
North America	82.7	93.4
Asia Pacific	3.9	3.1
Net operating assets	**205.5**	**225.6**
Goodwill – Europe	85.4	94.2
– Asia Pacific	25.2	28.6
Deferred consideration for acquisitions – Europe	(21.7)	(19.2)
– Asia Pacific	(10.0)	(12.5)
Cash at bank, short term deposits, less bank overdrafts	157.9	79.6
Investment in own shares	8.7	3.3
Taxation (including deferred taxation)	1.0	0.4
Dividends payable – GUS group	(9.9)	(7.8)
Dividends payable – other shareholders	(5.0)	(2.2)
Net assets	**437.1**	**390.0**

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

3 Segmental analysis continued

(ii) Geographical analysis – turnover by destination

	Year to 31 March	
	2004 £m	2003 £m
Europe	346.8	302.7
North America	162.4	140.5
Asia Pacific	162.6	147.0
Other	4.0	3.4
Total	**675.8**	**593.6**

(iii) Analysis by class of business

(a) Turnover – analysis by class of business

	Year to 31 March	
	2004 £m	2003 £m
Wholesale	351.4	306.9
Retail	257.4	228.4
Wholesale and Retail	**608.8**	**535.3**
Licence	**67.0**	**58.3**
Total	**675.8**	**593.6**

An analysis of turnover by product category is shown below:

	Year to 31 March	
	2004 £m	2003 £m
Womenswear	225.7	197.9
Menswear	190.1	162.8
Accessories (including childrens)	189.0	169.5
Other	4.0	5.1
Wholesale and Retail	**608.8**	**535.3**
Licence	**67.0**	**58.3**
Total	**675.8**	**593.6**
Number of directly operated stores, concessions and outlets open as at 31 March	**145**	**132**

3 Segmental analysis continued

(iii) Analysis by class of business continued

(b) Profit before taxation – analysis by class of business

	Year to 31 March	
	2004 £m	2003 £m
Wholesale and Retail	85.2	64.3
Licence	56.0	52.4
	141.2	**116.7**
Net interest income/(expense)	2.2	(0.9)
Foreign currency loss on loans with GUS group (pre-flotation)	–	(2.3)
Profit before goodwill amortisation, exceptional items and taxation	**143.4**	**113.5**
Goodwill amortisation – Wholesale and Retail	(6.8)	(6.4)
Exceptional items – Wholesale and Retail	1.6	(18.3)
– Licence	0.6	(3.7)
Profit before taxation	**138.8**	**85.1**

The results above are stated after the allocation of costs of a group-wide nature.

The Wholesale and Retail business is managed in an integrated manner and therefore internal trading between these operations is not on a third-party basis in certain respects. Accordingly the directors do not consider that an analysis of the profit and loss account within the Wholesale and Retail business would be meaningful.

(c) Net assets – analysis by class of business

	As at 31 March	
	2004 £m	2003 £m
Wholesale and Retail	211.1	222.1
Licence	(5.6)	3.5
Net operating assets	**205.5**	**225.6**
Goodwill – Wholesale and Retail	110.6	122.8
Deferred consideration for acquisitions – Wholesale and Retail	(31.7)	(31.7)
Cash at bank, short term deposits, less bank overdrafts	157.9	79.6
Investment in own shares	8.7	3.3
Taxation (including deferred taxation)	1.0	0.4
Dividends payable – GUS group	(9.9)	(7.8)
Dividends payable – other shareholders	(5.0)	(2.2)
Net assets	**437.1**	**390.0**

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

4 Turnover and operating profit

	Year to 31 March	
	2004 £m	2003 £m
Turnover	675.8	593.6
Cost of sales	(284.2)	(261.3)
Gross profit	**391.6**	**332.3**
Distribution costs (note 1)	(102.5)	(98.0)
Administrative – expenses (note 2)	(147.0)	(140.8)
– goodwill amortisation	(6.8)	(6.4)
Other operating income	1.3	1.2
Operating profit	**136.6**	**88.3**

Note 1: Distribution costs include exceptional charges of £nil (2003: £3.7m); see note 6.
Note 2: Administrative expenses include exceptional credit of £2.2m (2003: charge of £18.3m); see note 6.

Other operating income arises from sub-letting certain surplus leasehold properties. Burberry Group's right to sub-let these properties has expired or will expire at various dates up to 2 January 2005, mainly due to the reversion of headlease interests.

5 Profit on ordinary activities before taxation

	Year to 31 March	
	2004 £m	2003 £m
Profit before taxation is stated after charging/(crediting):		
Depreciation of tangible fixed assets	25.6	16.8
Fixed asset impairment charge relating to certain retail assets	2.8	2.1
Amortisation of goodwill	6.8	6.4
Amortisation of trademarks and other intellectual property	0.1	0.1
Employee costs (see note 7)	112.1	100.2
Loss on disposal of fixed assets	0.1	0.3
Property rental income under operating leases (see note 4)	(1.3)	(1.2)
Operating lease rentals – land and buildings*	33.5	30.5
Operating lease rentals – other	0.8	–
Auditors' remuneration		
– audit services (including £3,100 for the Company, 2003: £3,000)	0.8	0.8
– non-audit services	1.1	0.8
Net exchange loss/(gain) on trading items	0.7	(1.3)
Foreign currency loss on loans with GUS group (pre-flotation) (see note 9)	–	2.3

*The amount disclosed as operating lease rentals in the year to 31 March 2003 has been restated as a result of a reclassification of charges.

Auditors' remuneration for non-audit services in 2004 included £1.0m (2003: £0.6m) for tax related services and £0.1m (2003: £0.2m) for other matters. Tax related services includes compliance, transfer pricing enquiries and other activities where tax advice has been provided. No fees were capitalised in 2004 (2003: £0.1m) in relation to acquisitions.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

6 Exceptional items

The exceptional credit arising in the year to 31 March 2004 (2003: charge) consisted of the following amounts:

	Year to 31 March	
	2004 £m	2003 £m
Lapse/(grant) of awards under the Senior Executive Restricted Share Plan (the "RSP")	0.8	(18.5)
Credit/(charge) in respect of employers' National Insurance liability arising on the RSP awards	1.4	(2.1)
Shares gifted to employees under the All Employee Share Plan	–	(1.0)
Other costs relating to the Initial Public Offer	–	(0.4)
Total	**2.2**	**(22.0)**

Awards were made under the RSP to the executive directors and other senior management of Burberry Group in respect of services provided prior to flotation. No previous awards had been made, and no further awards will be made, under the RSP.

An exceptional credit of £0.8m arose in the year to 31 March 2004 on the lapsing of share awards, which had previously been granted to individuals in the year to 31 March 2003. A further credit of £1.4m relating to National Insurance, arose in the year to 31 March 2004 from the lapse of awards and confirmation of the tax jurisdiction in which certain employees will be taxed when the RSP awards vest.

The associated tax charge relating to these exceptional items was £0.7m in the year (2003: credit £6.3m) and the cash outflow during the year in relation to these items was £nil (2003: £0.3m).

7 Employee costs

Staff costs, including directors' emoluments, during the year were as shown below. The directors' emoluments are separately disclosed in the Report on directors' remuneration and related matters, this includes gains arising on the exercise of share options.

	Year to 31 March	
	2004 £m	2003 £m*
Wages and salaries	97.3	88.3
Social security costs	10.8	9.0
Other pension costs (see note 32)	4.0	2.9
Total	**112.1**	**100.2**

*Costs have been restated to include certain employee costs that had previously been omitted from this disclosure.

The average number of full time equivalent employees (including directors) during the year were as follows:

	Year to 31 March	
	2004 Number of employees	2003 Number of employees*
Europe	2,657	2,594
North America	747	669
Asia Pacific	465	394
Total	**3,869**	**3,657**

*Numbers have been restated to include additional employees that had previously been omitted from this disclosure.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

7 Employee costs continued

SAYE Share Option Scheme

A Save As You Earn ("SAYE") share option scheme offering GUS plc ordinary shares was introduced for employees in the UK by GUS plc in the year to 31 March 2001, with a further option scheme offered to all UK employees of GUS plc in the year to 31 March 2003. The number of GUS plc ordinary shares subject to option held by Burberry Group employees as at 31 March 2004 were as follows:

		Number of shares under option as at 31 March	
Period of exercise	Exercise price	2004	2003
From 01/05/2004 to 31/10/2004	384.0p	191,415	210,549
From 01/05/2006 to 31/10/2006	384.0p	142,260	151,833
From 01/09/2005 to 28/02/2006	523.0p	39,512	51,127
From 01/09/2007 to 29/02/2008	523.0p	31,071	34,485
Total		**404,258**	**447,994**

The administrative costs of this scheme have not been borne by Burberry Group and are not considered to be material.

Share options and awards

(i) GUS schemes
Share options have been granted to Burberry employees under the GUS plc 1998 Approved and Non-Approved Executive Share Option schemes during the years to 31 March 2001 and 2002 in respect of the ordinary shares of GUS plc. The unexercised options granted to Burberry employees (including those granted to directors of the Company) under these schemes were as follows:

		Number of shares under option as at 31 March	
Period of exercise	Exercise price	2004	2003
From 07/04/2003 to 07/04/2010	375.7p	40,458	172,612
From 11/06/2004 to 11/06/2011	612.7p	1,107,845	1,175,381
From 17/12/2004 to 17/12/2011	635.0p	180,526	180,526
Total		**1,328,829**	**1,528,519**

(ii) The Burberry IPO Senior Executive Restricted Share Plan (the "RSP")
On 11 July 2002 awards in respect of a total of 8,100,198 Ordinary Shares were made to directors and senior management under the RSP.

As at 31 March 2004 awards in respect of a total of 7,718,894 (2003: 8,055,198) Ordinary Shares remained outstanding. The cost of the RSP shares has been provided for as an exceptional item in the year to 31 March 2003. No Ordinary Shares were issued during the year in respect of the RSP.

Participants' awards were made in the form of options with an exercise price of nil. The unexercised awards granted under this scheme (including those granted to directors of the Company), in respect of Ordinary Shares of the Company were as follows:

		Number of shares awarded as at 31 March	
Period of exercise	Exercise price	2004	2003
From 11/07/2005 to 11/07/2012	nil	3,859,446	4,027,600
From 11/07/2006 to 11/07/2012	nil	1,929,724	2,013,799
From 11/07/2007 to 11/07/2012	nil	1,929,724	2,013,799
Total		**7,718,894**	**8,055,198**

Ordinary Shares were purchased at the time of the IPO to cover the Employer's National Insurance liability (or overseas equivalent) arising on these awards. During the year to 31 March 2004 the shares held have been redesignated and are now held to cover future share awards. On 31 March 2004 equity swaps were entered into to cover future Employer's National Insurance liability (or overseas equivalent) that may arise in respect of this scheme.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

7 Employee costs continued

Share options and awards continued

(iii) The Burberry Senior Executive IPO Share Option Scheme ("the IPO Option Scheme")
On 11 July 2002 awards in respect of a total of 5,955,198 Ordinary Shares were made to directors and senior management under the IPO Option Scheme.

As at 31 March 2004 awards in respect of a total of 4,465,998 (2003: 5,830,198) Ordinary Shares remained outstanding. During the year to 31 March 2004 691,166 (2003: nil) Ordinary Shares were issued following the exercise of options under the IPO Option Scheme.

Participants' awards were made in the form of options with an exercise price equal to the price on flotation, £2.30 per Ordinary Share. The unexercised awards granted under this scheme (including those granted to directors of the Company) in respect of Ordinary Shares of the Company were as follows:

		Number of shares under option as at 31 March	
Period of exercise	Exercise price	2004	2003
From 11/07/2003 to 11/07/2012	230.0p	706,301	1,943,399
From 11/07/2004 to 11/07/2012	230.0p	1,928,399	1,943,399
From 11/07/2005 to 11/07/2012	230.0p	1,831,298	1,943,400
Total		**4,465,998**	**5,830,198**

Ordinary Shares were purchased at the time of the IPO to cover the Employer's National Insurance liability (or overseas equivalent) arising on these awards. During the year to 31 March 2004 the shares held have been redesignated and are now held to cover future share awards. On 31 March 2004 equity swaps were entered into to cover future Employer's National Insurance liability (or overseas equivalent) that may arise in respect of this scheme.

(iv) The Burberry Group plc Executive Share Option Scheme 2002
During the year to 31 March 2004 a total of 3,043,533 options were granted to employees in respect of Ordinary Shares in the Company under this Executive Share Option Scheme. No Ordinary Shares were issued during the year in respect of the awards granted. The unexercised awards granted under this scheme (including those granted to directors of the Company) in respect of Ordinary Shares of the Company were as follows:

		Number of shares under option as at 31 March	
Period of exercise	Exercise price	2004	2003
From 12/06/2004 to 12/06/2013	258.0p	1,000,345	–
From 12/06/2005 to 12/06/2013	258.0p	969,344	–
From 12/06/2006 to 12/06/2013	258.0p	969,344	–
Total		**2,939,033**	**–**

Equity swaps were entered into on 31 March 2004 to cover future Employer's National Insurance liability (or overseas equivalent) that may arise in respect of this scheme.

(v) All Employee Share Plan
On flotation all employees were offered shares in the Company under an All Employee Share Plan. A total of 413,700 Ordinary Shares with a value of £1.0m were awarded to employees, the options over the awards have an exercise price of nil. On flotation the Company purchased 421,450 shares at an aggregate cost of £969,335 in respect of these awards.

During the year to 31 March 2004 all employees were offered a total of 412,400 Ordinary Shares with options over the awards at a nil exercise price under an All Employee Share Plan. In March 2003 the Company purchased 500,000 shares at an aggregate cost of £1,224,550 in respect of these awards.

The Ordinary Shares are held in two trusts, being the Burberry Group Share Incentive Plan and the Burberry Group plc ESOP Trust. The Ordinary Shares must be held in trust between three and five years.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

7 Employee costs continued

Share options and awards continued

(v) All Employee Share Plan continued
The awards granted and remaining outstanding under this scheme as at 31 March 2004 (nil in respect of the directors of the Company) in respect of Ordinary Shares in the Company were as follows:

		Number of Ordinary Shares as at 31 March	
Period of exercise	Exercise price	2004	2003
From 19/07/2005 to 19/10/2005	nil	208,300	241,700
From 25/10/2005 to 18/07/2082*	nil	128,291	158,600
From 07/07/2006 to 07/10/2006	nil	148,500	–
From 18/07/2006 to 18/10/2006	nil	85,350	–
From 05/08/2006 to 18/07/2082*	nil	147,350	–
Total		**717,791**	**400,300**

*No date has been specified when awards lapse. The cessation date of the trust in which the awards are held is 18 July 2082.

8 Interest and similar income

	Year to 31 March 2004 £m	Year to 31 March 2003 £m
Dividend income from trade investment	–	0.1
Bank interest income	2.0	0.8
Interest income receivable from GUS group	0.3	0.9
Interest receivable and similar income	2.3	1.7
Total	**2.3**	**1.8**

9 Interest expense and similar charges

	Year to 31 March 2004 £m	Year to 31 March 2003 £m
On bank loans and overdrafts	–	1.2
Interest expense payable to GUS group	0.1	1.5
	0.1	2.7
Foreign currency loss on loans with GUS group (pre-flotation)	–	2.3
Total	**0.1**	**5.0**

In the year to 31 March 2003 the foreign exchange losses on loans to GUS group companies were recorded in the profit and loss account of Burberry Group as loans were made by Burberry Group companies to hedge the net assets of other GUS group companies. These losses related to loans that existed prior to flotation and which were settled before or on flotation.

10 Taxation

Analysis of charge for the year

	Year to 31 March 2004 £m	2003 £m
Current tax		
UK corporation tax		
Current tax on income for the year to 31 March 2004 at 30% (2003: 30%)	29.2	23.3
Double taxation relief	(7.0)	(6.5)
Adjustments in respect of prior year	1.1	3.0
	23.3	19.8
Foreign tax		
Current tax on income for the year	24.4	22.4
Adjustments in respect of prior year	(2.7)	–
Total current tax	**45.0**	**42.2**
Deferred tax		
UK deferred tax		
Origination and reversal of timing differences	3.1	(4.1)
Adjustments in respect of prior year	(1.3)	(3.0)
	1.8	(7.1)
Foreign deferred tax		
Origination and reversal of timing differences	(2.2)	(3.0)
Adjustments in respect of prior year	2.7	0.8
Total deferred tax	**2.3**	**(9.3)**
Tax on profit on ordinary activities	**47.3**	**32.9**

The tax rate applicable on profit on ordinary activities varied from the standard rate of corporation tax in the UK due to the following factors:

	Year to 31 March 2004 £m	2003 £m
Tax at 30% on profit before taxation	41.6	25.5
Rate adjustments relating to overseas profits	0.2	(0.9)
Permanent disallowables	1.6	1.3
Tax losses utilised	–	(0.2)
Tax losses not utilised	0.5	2.8
Goodwill amortisation not deductible	2.0	2.0
Tax arising on exceptional items	–	0.2
Adjustments in respect of prior year	(1.6)	3.0
Timing differences	(0.9)	7.1
Other	1.6	1.4
Total current tax	**45.0**	**42.2**

Burberry has commenced a review with the Competent Authorities with regard to resolving transfer pricing of internal sales between the UK and US. As part of the agreements with GUS, certain tax liabilities, which arise and relate to matters prior to 31 March 2002, will be met by GUS. From 1 April 2002 any liability will be due from the Burberry Group. No corporation tax provision has been made for additional taxation arising for these proceedings as none is anticipated overall.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

11 Profit on ordinary activities after taxation

Profit on ordinary activities after taxation but before dividends payable includes a loss of £4.9m (2003: profit £28.5m) which is dealt with in the financial statements of the Company. As permitted by section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account.

12 Dividends

Ordinary dividends (Equity)

		Year to 31 March 2004 £m	2003 £m
Dividend paid to GUS group (pre-flotation)		–	219.0
Interim dividend paid (1.5p per share, (2003: 1.0p))	– GUS group	5.0	3.9
	– other shareholders	2.4	1.1
Final dividend proposed (3.0p per share, (2003: 2.0p))	– GUS group	9.9	7.8
	– other shareholders	5.0	2.2
Total dividend – 4.5p per share (2003: 3.0p)		22.3	15.0
Total		**22.3**	**234.0**

Preference dividends (Non-Equity)

During the year Burberry Group paid a total preference dividend of £21,450 (0.001p per preference share) (2003: £18,454 (0.001p per preference share)) to GUS group on the redeemable preference shares issued prior to flotation (see note 23 for further details).

13 Earnings per share

The calculation of basic earnings per share is based on profit after taxation divided by the weighted average number of Ordinary Shares in issue during the year (2003: during the period from flotation to 31 March 2003). Basic earnings per share before amortisation of goodwill and exceptional items is disclosed to indicate the underlying profitability of the Group.

Diluted earnings per share is based on the weighted average number of Ordinary Shares in issue during the year (2003: during the period from flotation to 31 March 2003). In addition account is taken of any awards made under the RSP and share option schemes which will have a dilutive effect when exercised (full vesting of all outstanding awards is assumed).

	Year to 31 March 2004 £m	2003 £m
Profit on ordinary activities after taxation, but before goodwill amortisation and exceptional items	96.6	74.1
Effect of goodwill amortisation (net of attributable taxation)	(6.6)	(6.2)
Effect of exceptional items (net of attributable taxation)	1.5	(15.7)
Profit on ordinary activities after taxation	91.5	52.2

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

13 Earnings per share continued

The weighted average number of Ordinary Shares as at 31 March 2004 represents the weighted average number of Burberry Group plc Ordinary Shares in issue throughout the year, excluding Ordinary Shares held in the Burberry Group's ESOTs.

The weighted average number of Ordinary Shares as at 31 March 2003 represents the weighted average number of Burberry Group plc Ordinary Shares in issue at flotation through to 31 March 2003, excluding Ordinary Shares held in the Burberry Group's ESOTs.

	Year to 31 March	
	2004 Million	2003 Million
Weighted average number of Ordinary Shares in issue during the year	495.6	498.1
Dilutive effect of the RSP and share options schemes	10.3	8.1
Diluted weighted average number of Ordinary Shares in issue during the year	505.9	506.2

	Year to 31 March	
Basic earnings per share	2004 Pence	2003 Pence
Basic earnings per share before goodwill amortisation and exceptional items	**19.5**	**14.9**
Effect of goodwill amortisation	(1.3)	(1.2)
Effect of exceptional items	0.3	(3.2)
Basic earnings per share	**18.5**	**10.5**

	Year to 31 March	
Diluted earnings per share	2004 Pence	2003 Pence
Diluted earnings per share before goodwill amortisation and exceptional items	**19.1**	**14.6**
Effect of goodwill amortisation	(1.3)	(1.2)
Effect of exceptional items	0.3	(3.1)
Diluted earnings per share	**18.1**	**10.3**

14 Intangible assets

Cost	Goodwill £m	Trademarks and other intellectual property £m	Total £m
As at 1 April 2003	138.9	1.2	140.1
Effect of foreign exchange rate changes	(5.5)	–	(5.5)
Revaluation – relating to the acquisition of the Korean business	(0.8)	–	(0.8)
As at 31 March 2004	**132.6**	**1.2**	**133.8**
Amortisation			
As at 1 April 2003	16.1	0.3	16.4
Effect of foreign exchange rate changes	(0.9)	–	(0.9)
Charge for the year	6.8	0.1	6.9
As at 31 March 2004	**22.0**	**0.4**	**22.4**
Net book value			
As at 31 March 2004	**110.6**	**0.8**	**111.4**
As at 31 March 2003	122.8	0.9	123.7

During the year to 31 March 2004, fair value adjustments relating to the acquisition of the trade and certain assets of the Burberry business in Korea acquired on 1 July 2002 were finalised. This has resulted in an increase in the valuation of the assets acquired and a subsequent reduction in the initial cost of goodwill recorded at the time of the acquisition.

15 Tangible fixed assets

Cost or valuation	Freehold land and buildings £m	Leasehold land and buildings less than 50 years £m	Fixtures, fittings and equipment £m	Assets in the course of construction £m	Total £m
As at 1 April 2003	91.2	60.2	85.4	1.0	237.8
Effect of foreign exchange rate changes	(7.7)	(5.9)	(3.8)	(0.1)	(17.5)
Additions	0.6	7.4	20.0	1.8	29.8
Reclassifications	–	0.6	0.9	(1.5)	–
Disposals	–	(4.6)	(21.0)	–	(25.6)
As at 31 March 2004	**84.1**	**57.7**	**81.5**	**1.2**	**224.5**
Depreciation					
As at 1 April 2003	13.7	13.8	48.9	–	76.4
Effect of foreign exchange rate changes	(1.1)	(1.6)	(1.9)	–	(4.6)
Provided in year	2.5	5.8	17.3	–	25.6
Impairment charge on certain retail assets	–	1.4	1.4	–	2.8
Disposals	–	(4.5)	(21.0)	–	(25.5)
As at 31 March 2004	**15.1**	**14.9**	**44.7**	**–**	**74.7**
Net book value					
As at 31 March 2004	**69.0**	**42.8**	**36.8**	**1.2**	**149.8**
As at 31 March 2003	77.5	46.4	36.5	1.0	161.4

During the year to 31 March 2004 certain retail assets became impaired and the cost of these assets were written down. The impairment charge was based on a review of the value of the assets in use and was determined in accordance with Financial Reporting Standard 11 "Impairment of fixed assets and goodwill". The discount rate used in these calculations was 15% and applied to the pre-tax cash flows attributable to these assets.

Certain properties were revalued at 31 March 1996 and are included at their valuation at this date less depreciation. Other properties are included at cost. The revaluations performed at 31 March 1996 were carried out by external valuers, Colliers Conrad Ritblat Erdman Limited, Chartered Surveyors, on an open market basis for existing use. This valuation was carried out in accordance with the Royal Institution of Chartered Surveyors Appraisal and Valuation Manual.

	As at 31 March	
Freehold and leasehold land and buildings held at revalued amount	2004 £m	2003 £m
Revalued amount	27.7	29.4
Aggregate depreciation	(5.3)	(5.3)
Net book value	**22.4**	**24.1**

If the revalued assets were stated on the historical cost basis, the amounts would be:

	As at 31 March	
Freehold and leasehold land and buildings at historical cost	2004 £m	2003 £m
Historical cost	8.1	8.6
Aggregate depreciation	(4.5)	(5.1)
Net book value based on historical cost	**3.6**	**3.5**

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

16 Investments

Group

	Interest in own shares		Trade investment cost and net book value £m	Total £m
	Number of Ordinary Shares Million	Net book value £m		
As at 1 April 2003	2.3	3.3	0.1	3.4
Additions	2.7	7.0	–	7.0
Disposals	(0.1)	(0.4)	–	(0.4)
Shares written off (All Employee Share Plan)	–	(1.2)	–	(1.2)
As at 31 March 2004	**4.9**	**8.7**	**0.1**	**8.8**

Company

	Interest in own shares		Group undertakings cost and net book value £m	Total £m
	Number of Ordinary Shares Million	Net book value £m		
As at 1 April 2003	2.3	3.3	968.0	971.3
Effect of foreign exchange rate changes	–	–	0.2	0.2
Additions	2.7	7.0	796.1	803.1
Disposals	(0.1)	(0.4)	–	(0.4)
Shares written off (All Employee Share Plan)	–	(1.2)	–	(1.2)
Write down of investment in Group undertakings	–	–	(717.0)	(717.0)
As at 31 March 2004	**4.9**	**8.7**	**1,047.3**	**1,056.0**

Group and Company

Burberry Group plc's principal subsidiary undertakings are listed on page 77.

The Company purchased 2,700,000 shares in the year to 31 March 2004 (2003: 921,450), for a total cost of £7,002,337 (2003: £2,193,885), to meet its obligations in respect of awards granted during the year to 31 March 2004 under the Burberry Group plc Executive Share Option Scheme 2002. These shares were acquired by the Burberry Group plc ESOP Trust in the open market using funds provided by Burberry Group companies.

As at 31 March 2004 investment in own shares represents the cost of 3,438,949 (2003: 1,413,333) of the Company's Ordinary Shares (nominal value of £1,719 (2003: £707)) which amounts to 0.7% (2003: 0.3%) of the called up share capital. These shares have been acquired by the Burberry Group plc ESOP Trust in the open market using funds provided by Burberry Group companies to meet the share option award obligations arising on the RSP and the share option schemes. In the year to 31 March 2004 the Burberry Group plc ESOP Trust has waived its entitlement to dividends of £167,998 (2003: £16,741).

In addition shares are held by the Burberry Group plc ESOP Trust and the Burberry Group Share Incentive Plan to meet the Company's obligations in respect of awards made under an All Employee Share Plan. The total number of shares held for these purposes at 31 March 2004 is 1,456,524 (2003: 921,450). The cost of these shares has been written off as they have been or will be gifted unconditionally to employees.

The costs of funding and administering the trusts of £0.1m are charged to the profit and loss account of Burberry Limited in the period to which they relate (2003: £0.1m). The market value of all own shares held at 31 March 2004 was £17.5m (2003: £5.5m).

The trade investment represents an investment in Suit Spain S.L. a clothing manufacturing company incorporated in Spain in which Burberry Group holds a 21.5% share of the ordinary share capital. Burberry Group does not exercise any significant influence on the financial and operating decisions of the company.

Company

In the year to 31 March 2004 some of the Burberry Group companies were reorganised resulting in an overall net increase in the cost of investments in subsidiary undertakings held by the Company.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

17 Stock

	As at 31 March	
	2004 £m	2003 £m
Raw materials	14.6	13.6
Work in progress	7.6	7.2
Finished goods	67.3	63.0
Total	**89.5**	**83.8**

There is no significant difference between the replacement cost of stock and the amounts shown above, on the basis that stock subject to provisioning would not be replaced, and is therefore excluded from this calculation.

18 Debtors

	Group		Company	
	As at 31 March		As at 31 March	
	2004 £m	2003 £m	2004 £m	2003 £m
Amounts falling due within one year				
Trade debtors	86.1	86.1	–	–
Other debtors	0.9	1.1	–	–
Prepayments and accrued income	12.0	11.3	1.2	–
Corporation tax	2.8	3.4	2.4	2.1
Trading balances owed by GUS group companies	–	0.2	–	–
Amounts receivable from subsidiary companies*	–	–	15.5	15.5
	101.8	102.1	19.1	17.6
Amounts falling due after more than one year				
Other debtors	1.5	0.8	–	–
Deferred tax assets	16.7	18.3	–	–
Corporation tax	0.8	0.8	–	–
Amounts receivable from subsidiary companies*	–	–	648.9	151.6
Total	**120.8**	**122.0**	**668.0**	**169.2**

*Amounts have been reclassified from within one year to after more than one year.

Deferred tax assets	£m
As at 1 April 2003	18.3
Effect of foreign exchange rate changes	(0.5)
Charge to the profit and loss account	(2.3)
Other movements	1.2
As at 31 March 2004	**16.7**

18 Debtors continued

The analysis of the deferred tax assets is shown below:

	As at 31 March	
	2004 £m	2003 £m
Accelerated capital allowances	(0.4)	0.4
Unrealised stock profit and other stock provisions	8.9	8.2
Share schemes	2.9	6.3
Net operating losses	0.3	0.3
Other short term timing differences	5.0	3.1
Undiscounted deferred tax assets	**16.7**	**18.3**

The deferred tax assets recorded in each year arise from timing differences, which are expected to reverse in the foreseeable future.

19 Cash and short term deposits

	Group		Company	
	As at 31 March		As at 31 March	
	2004 £m	2003 £m	2004 £m	2003 £m
Cash	42.6	37.2	0.1	–
Short term deposits (see note 31)	116.1	49.4	–	–
Total	**158.7**	**86.6**	**0.1**	**–**

Short term deposits includes £15.8m as at 31 March 2004 (2003: £nil) deposited with GUS group companies on standard commercial terms. These deposits were repaid in cash on 1 April 2004.

20 Creditors – amounts falling due within one year

	Group		Company	
	As at 31 March		As at 31 March	
	2004 £m	2003 £m	2004 £m	2003 £m
Unsecured:				
Overdrafts (see note 27, 31)	0.8	7.0	–	–
Trade creditors	31.2	26.9	–	–
Trading balances owed to GUS group	6.8	5.1	–	–
Corporation tax (UK and overseas)	19.3	22.1	–	–
Other taxes and social security costs	4.2	4.6	–	–
Other creditors	18.7	18.4	–	–
Accruals and deferred income	65.3	54.5	0.1	0.4
Deferred consideration for acquisitions	–	2.5	–	–
Dividends payable – GUS group	9.9	7.8	9.9	7.8
Dividends payable – other shareholders	5.0	2.2	5.0	2.2
Amounts due to subsidiary companies	–	–	41.3	52.4
Total	**161.2**	**151.1**	**56.3**	**62.8**

Overdrafts as at 31 March 2004 and 2003 represent unpresented cheques.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

21 Creditors – amounts falling due after more than one year

	Group		Company	
	As at 31 March		As at 31 March	
	2004 £m	2003 £m	2004 £m	2003 £m
Unsecured:				
Other creditors, accruals and deferred income	3.7	6.0	–	–
Deferred consideration for acquisitions	31.7	29.2	–	–
Amounts due to subsidiary companies	–	–	713.4	98.6
Total	**35.4**	**35.2**	**713.4**	**98.6**

Deferred consideration due after more than one year arises from the acquisitions of two businesses, Burberry (Spain) S.A. and Mercader y Casadevall S.A., and the trade and certain assets of the Burberry business in Korea.

22 Provisions for liabilities and charges

	Pension obligations £m	Property obligations £m	Other £m	Total £m
As at 1 April 2003	0.4	4.0	0.2	4.6
Effect of foreign exchange rate changes	–	(0.2)	–	(0.2)
Utilised in the year	–	(1.4)	–	(1.4)
(Credited)/charged to the profit and loss account	(0.2)	2.1	0.4	2.3
As at 31 March 2004	**0.2**	**4.5**	**0.6**	**5.3**

Information on pension obligations is set out in note 32 and relates to retirement indemnities. Property obligations arise from the portfolio of leasehold obligations which the Group maintains and are expected to be utilised over a three year period. Other provisions primarily relate to amounts payable in respect of redundancies, which are expected to be paid within one year.

23 Called up share capital

Group and Company

Authorised share capital	2004 £m	2003 £m
1,999,999,998,000 (2003: 1,999,999,998,000) Ordinary Shares of 0.05p (2003: 0.05p) each	1,000.0	1,000.0
1,600,000,000 redeemable preference shares of 0.05p each	0.8	0.8
Total	**1,000.8**	**1,000.8**

Allotted, called up and fully paid share capital	Number	£m
Ordinary Shares of 0.05p (2003: 0.05p) each		
As at 1 April 2003	500,000,000	0.3
Allotted on exercise of IPO Option Scheme awards during the year	691,166	–
As at 31 March 2004	**500,691,166**	**0.3**
Redeemable preference shares of 0.05p each		
As at 1 April 2003 and 31 March 2004	**1,600,000,000**	**0.8**
Total called up Ordinary and preference share capital		**1.1**

23 Called up share capital continued

Redeemable preference share capital
Called up redeemable preference shares, which do not carry any voting rights, were issued prior to flotation and are held by GUS group.

The redeemable preference shares have the right to a non-cumulative dividend at the rate per annum of six-monthly LIBOR minus 1.0% and to a further dividend equal to the dividend per share paid on the Company's Ordinary Shares once the total dividend on those Ordinary Shares that has been paid in any financial year reaches £100,000 per Ordinary Share.

The Company has the right to redeem the preference shares at any time until 14 June 2007. On this date any preference shares outstanding will be redeemed in full for their face value together with any dividends accruing up to 14 June 2007.

On a return of capital on winding-up or otherwise (other than on redemption or purchase of shares), the holders of the preference shares shall be entitled to a sum equal to the nominal capital paid up or credited as paid up on the preference shares held by them respectively. This payment will rank in priority to any payment to the holders of any other class of shares.

24 Reserves

Group

	Share premium account £m	Revaluation reserve £m	Capital reserve £m	Other reserve £m	Profit and loss account £m
As at 1 April 2003	122.2	25.2	47.1	704.1	(509.7)
Effect of foreign exchange rate changes	–	(1.7)	(3.4)	–	(18.7)
Share premium arising in the year	2.5	–	–	–	–
Retained profit for the year	–	–	–	–	69.2
Capital reserve reduction on lapse of RSP awards	–	–	(0.8)	–	–
Reclassification of reserves	–	–	–	(704.1)	704.1
As at 31 March 2004	**124.7**	**23.5**	**42.9**	**–**	**244.9**

Company

	Share premium account £m	Other reserve £m	Profit and loss account £m
As at 1 April 2003	122.2	704.1	151.7
Share premium arising in the year	2.5	–	–
Loss for the year	–	–	(27.2)
Reclassification of reserves	–	(704.1)	704.1
As at 31 March 2004	**124.7**	**–**	**828.6**

The other reserve represents the amounts transferred from the share premium account within Burberry Group plc as a result of the capital reduction carried out immediately prior to flotation. This reserve was reclassified as distributable, and included in the profit and loss account reserve, when the creditors of the Company as at the date of the capital reduction were settled in full, on 31 December 2003.

Based upon the market price for the Company's shares at the year end, the expected cumulative impact on Burberry Group's consolidated profit and loss account of the RSP and IPO Option Schemes is a charge of £15.7m (2003: £0.8m) which would be taken direct to reserves. However, as this will be offset by an increase in share capital and share premium, there will be no net impact on Burberry Group's consolidated Shareholders' Funds.

Cumulative goodwill charged to reserves on acquisition before 1 April 1998 is £0.1m (2003: £0.1m).

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

25 Analysis of movement in net funds

	As at 1 April 2003 £m	Cash flow £m	Exchange movements £m	As at 31 March 2004 £m
Cash balances	37.2	8.6	(3.2)	42.6
Overdrafts	(7.0)	6.2	–	(0.8)
	30.2	14.8	(3.2)	41.8
Liquid resources:				
Short term deposits	49.4	69.2	(2.5)	116.1
Total	**79.6**	**84.0**	**(5.7)**	**157.9**

Liquid resources as at 31 March 2004 and 31 March 2003 comprise short term deposits and cash balances (principally denominated in Sterling, US and Hong Kong dollars) placed with banks, liquidity funds and GUS group companies.

26 Reconciliation of net cash flow to movement in net funds

	Year to 31 March	
	2004 £m	2003 £m
Increase in cash (see note 25)	14.8	3.0
Cash outflow from movement in external borrowings	–	7.9
Cash outflow from movement in liquid resources	53.4	47.3
Cash outflow/(inflow) arising from increase/(decrease) in GUS group balances	15.8	(195.6)
Movement in net funds resulting from cash flows	84.0	(137.4)
Non-cash movements on GUS group balances		
– tax and interest	–	(24.8)
– waiver of balances by GUS group	–	37.6
Exchange movements	(5.7)	(9.4)
Movement in net funds	78.3	(134.0)
Net funds at beginning of year	79.6	213.6
Net funds at end of year (see note 25)	**157.9**	**79.6**

27 Analysis of net funds

	As at 31 March	
	2004 £m	2003 £m
Cash and short term deposits	158.7	86.6
Overdrafts*	(0.8)	(7.0)
Net funds at end of year (see note 25)	**157.9**	**79.6**

*Overdrafts at 31 March 2004 and 2003 represent unpresented cheques.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

28 Financial commitments

Burberry Group had annual commitments under non-cancellable operating leases as follows:

	As at 31 March 2004			As at 31 March 2003		
	Land and buildings £m	Other £m	Total £m	Land and buildings £m	Other £m	Total £m
Expiry date:						
Within one year	2.3	0.5	2.8	1.9	–	1.9
Between two and five years	6.7	0.2	6.9	6.3	–	6.3
After five years	12.5	–	12.5	9.4	–	9.4
Total	**21.5**	**0.7**	**22.2**	**17.6**	**–**	**17.6**

The financial commitments for operating lease amounts calculated as a percentage of turnover ("turnover leases"), have been based on the minimum payment that is required under the terms of the relevant lease. Under certain turnover leases there are no minimums and therefore no financial commitment is included in the table above. As a result, the amounts charged to the profit and loss account may be materially higher than the financial commitment at the prior year end.

29 Capital commitments

Capital commitments contracted but not provided for by Burberry Group as at 31 March 2004 amounted to £14.2m (2003: £6.9m). Contracted capital commitments represent contracts entered into by the year end and major capital expenditure projects where activity has commenced by the year end.

30 Contingent liabilities

Since 31 March 2003 the following changes to contingent liabilities have occurred:

The claim for £2.4m received from a number of the vendors of the Asian distribution businesses acquired on 31 December 2001 was settled in October 2003. The settlement was fully provided for as at 31 March 2003.

The Group has received a claim from the liquidator of Creation Cent Mille SA ("CCM") a former licensee of Burberry Group, seeking to set aside the termination of the licence agreement between Burberry Limited and CCM. Burberry Group believes this claim is without merit and intends to vigorously defend itself.

The Group was named as one of approximately 100 defendants in a class action in California, US, which alleges that employees' job application processes violated the Californian Labor Code. This action is in the course of being settled for an amount that is not anticipated to be material.

Other contingent liabilities reported at 31 March 2003 remain unchanged and were:

Under the GUS group UK tax payment arrangements, the Group is and will remain jointly and severally liable for any GUS liability attributable to the period of Burberry Group's membership of this payment scheme. Burberry Group's membership of this scheme was terminated with effect from 31 March 2002.

Burberry (Spain) S.A. is liable for certain salary and social security contributions left unpaid by its sole contractors where the amounts are attributable to the period in which sub-contracting activity is undertaken on behalf of Burberry (Spain) S.A. It is not feasible to estimate the amount of contingent liability, but such expense has been minimal in prior years.

In the year to 31 March 2002, the Group received an invoice for £0.5m in respect of construction works at the Bond Street site from its former lessor. The Burberry Group has notified the other party that it is seeking recovery of certain costs incurred because of the late delivery of the store structure. The Burberry Group has now received a formal claim, for this amount plus interest, and intends to defend its position.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

31 Financial risk management

Burberry Group's policies are as follows:

Liquidity and treasury management
Burberry Group's management seeks to reduce financial risk and to ensure that sufficient liquidity is available to meet foreseeable needs and to invest cash assets safely and profitably. Burberry Group's treasury function does not operate as a profit centre and transacts only in relation to the underlying business requirements.

Currency risk management
Burberry Group's management has monitored the desirability of hedging the profits and net assets of overseas subsidiaries when translated into Sterling for reporting purposes. It has not entered into any specific transactions for this purpose.

Burberry Group's profit and loss account is affected by transactions denominated in foreign currency. To reduce exposure to currency fluctuations, Burberry Group has a policy of hedging foreign currency denominated transactions by entering into forward exchange contracts.

Burberry Group's principal foreign currency denominated transactions arise from royalty income and the sale and purchase of overseas sourced products. In the UK, Burberry Group manages these exposures, by the use of Yen and Euro forward exchange contracts for a period of 12 months in advance. In addition, Burberry Group's overseas subsidiaries hedge the foreign currency element of their product purchases on a seasonal basis. The hedging activity involves the use of spot and forward currency instruments.

(a) Fair values of financial assets and financial liabilities

Set out below is a comparison by category of book values and fair values of Burberry Group's financial assets and financial liabilities:

	Book and fair value as at 31 March	
	2004 £m	2003 £m
Primary financial instruments held or issued to finance the Group's operations:		
Investment	0.1	0.1
Cash at bank and in hand	42.6	37.2
Short term deposits	116.1	49.4
Total financial assets	**158.8**	**86.7**
Overdrafts	(0.8)	(7.0)
Other financial liabilities	(39.6)	(40.2)
Total financial liabilities	**(40.4)**	**(47.2)**
Total net financial investments	**118.4**	**39.5**

	2004 £m	2003 £m
Derivative financial instruments held to manage the currency profile:		
Forward foreign currency contracts		
– Book value	–	–
– Fair value	3.6	5.5

Fair value methods and assumptions
Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. The principal assumptions are:

(i) The fair value of short term deposits, loans and overdrafts approximates to the carrying amount because of the short maturity of these instruments.

(ii) The fair value of foreign currency contracts is based on a comparison of the contractual and year end spot exchange rates.

31 Financial risk management continued

(b) Interest rate risk profile

Financial assets
The interest rate risk profile of Burberry Group's financial assets (excluding investments) by currency is as follows:

	Cash at bank and in hand £m	Short term deposits £m	Total £m
As at 31 March 2004			
Sterling	7.0	77.3	84.3
US dollar	20.4	1.2	21.6
Euro	10.4	33.3	43.7
Other currencies	4.8	4.3	9.1
Total	**42.6**	**116.1**	**158.7**
Floating rate assets	41.5	116.1	157.6
Balances for which no interest is paid	1.1	–	1.1
As at 31 March 2003			
Sterling	5.7	21.8	27.5
US dollar	3.7	7.9	11.6
Euro	20.2	14.3	34.5
Other currencies	7.6	5.4	13.0
Total	**37.2**	**49.4**	**86.6**
Floating rate assets	36.3	49.4	85.7
Balances for which no interest is paid	0.9	–	0.9

Floating rate assets earn interest based on the relevant national LIBID equivalents.

Balances for which no interest is paid is made up of Sterling £0.1m (2003: £0.7m), Euros £0.1m (2003: £0.2m) and Hong Kong dollars £0.9m (2003: £nil).

In addition to the above, the investment of £0.1m at 31 March 2004 (2003: £0.1m) meets the definition of a financial asset. No interest is receivable on this Euro denominated financial asset.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

31 Financial risk management continued

(b) Interest rate risk profile continued

Financial liabilities
The interest rate risk profile of Burberry Group's financial liabilities by currency as at 31 March is as follows:

	Floating rate financial liabilities £m	Financial liabilities on which no interest is payable £m	Total £m
As at 31 March 2004			
Sterling	1.6	10.0	11.6
US dollar	–	2.4	2.4
Euro	–	26.4	26.4
Total	**1.6**	**38.8**	**40.4**
As at 31 March 2003			
Sterling	3.1	7.2	10.3
US dollar	0.3	2.4	2.7
Euro	4.4	29.6	34.0
Other currencies	–	0.2	0.2
Total	**7.8**	**39.4**	**47.2**

The floating rate financial liabilities as at 31 March 2004 and 2003 incurred interest based on relevant national LIBOR equivalents.

The floating rate financial liabilities as at 31 March 2004 and 2003 include preference shares of a total value of £0.8m and overdraft balances at 31 March 2004 of £0.8m (2003: £7.0m). See note 23 for further details regarding the preference shares.

31 Financial risk management continued

(c) Currency exposures

The tables below show the extent to which Burberry Group has monetary assets and liabilities at the year end in currencies other than the local currency of operation, after accounting for the effect of any specific forward contracts used to manage currency exposure. Monetary assets and liabilities refer to cash, deposits, borrowings and amounts to be received or paid in cash. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account, except where they hedge an investment in an overseas subsidiary of Burberry Group.

	Net foreign currency monetary assets/(liabilities)				
Functional currency of operation:	Sterling £m	US dollar £m	Euro £m	Other currencies £m	Total £m
As at 31 March 2004					
Sterling	–	0.4	(0.1)	1.8	2.1
US dollar	–	–	(0.3)	–	(0.3)
Euro	–	0.2	–	–	0.2
Other currencies	0.3	–	–	–	0.3
Total	**0.3**	**0.6**	**(0.4)**	**1.8**	**2.3**
As at 31 March 2003					
Sterling	–	(2.2)	29.0	4.7	31.5
US dollar	(0.7)	–	(0.7)	–	(1.4)
Euro	(2.9)	0.1	–	(0.1)	(2.9)
Other currencies	8.0	3.9	(0.1)	–	11.8
Total	**4.4**	**1.8**	**28.2**	**4.6**	**39.0**

(d) Maturity of financial liabilities

The maturity profile of the carrying amount of Burberry Group's financial liabilities, other than short term trade creditors and accruals as at 31 March, was as follows:

	Debt* £m	Non-equity shares £m	Deferred consideration £m	Other financial liabilities £m	Total £m
As at 31 March 2004					
In one year or less, or on demand	0.8	–	–	2.0	2.8
In more than one year but not more than two years	–	–	21.7	1.8	23.5
In more than two years but not more than five years	–	0.8	10.0	1.7	12.5
In more than five years	–	–	–	1.6	1.6
Total	**0.8**	**0.8**	**31.7**	**7.1**	**40.4**
As at 31 March 2003					
In one year or less, or on demand	7.0	–	2.5	1.3	10.8
In more than one year but not more than two years	–	–	–	1.7	1.7
In more than two years but not more than five years	–	0.8	29.2	3.3	33.3
In more than five years	–	–	–	1.4	1.4
Total	**7.0**	**0.8**	**31.7**	**7.7**	**47.2**

*Debt balances as at 31 March 2004 and 2003 relate to unpresented cheques.

Non-equity shares relate to redeemable preference shares, on which a non-cumulative dividend is paid (see note 23 for further details). All deferred consideration is payable in cash.

Other financial liabilities principally relate to accrued lease liabilities of £2.6m (2003: £2.4m), which are included in other creditors falling due after more than one year, and provisions for certain property obligations of £4.5m (2003: £4.0m), which are included in provisions.

31 Financial risk management continued

(e) Borrowing facilities

A committed unsecured facility of £150m was agreed with GUS plc commencing on 11 July 2002. This facility has been revised during the year to 31 March 2004, with its amount reduced to £75m, and its committed term extended to July 2006.

(f) Hedging

Under Burberry Group's accounting policy (see note 2), the gains and losses on forward foreign currency contracts are deferred and accounted for when the underlying transaction is recognised. There are no material deferred gains or losses as at 31 March 2004 and 2003. Certain gains and losses on such forward foreign currency contracts will be unrecognised in the financial statements and an analysis of these is shown below:

	Unrecognised gains £m	Unrecognised losses £m	Total net unrecognised gains/(losses) £m
Gains and losses on hedges as at 1 April 2003	5.4	(0.2)	5.2
Arising before 1 April 2003 included in current year income	(5.2)	0.2	(5.0)
Arising before 1 April 2003 and not included in current year income	(0.1)	–	(0.1)
Arising during the year and not included in current year income	4.9	(1.4)	3.5
Gains and losses on hedges as at 31 March 2004*	**5.0**	**(1.4)**	**3.6**

*All gains and losses on hedges are expected to be recognised in 2004/05.

32 Post-retirement benefits

(a) Accounting for pension costs

Burberry Group provides post-retirement arrangements for its employees in the UK and its overseas operations which are both defined benefit and defined contribution in nature. Where arrangements are funded, assets are held in independently administered trusts. The pension costs charged to the profit and loss account in respect of the main plans were:

	Year to 31 March 2004 £m	2003 £m
Defined benefit schemes		
GUS defined benefit scheme UK (including special contribution of £1.5m (2003: £0.5m))	2.3	1.4
Supplemental executive retirement plan US*	0.4	0.4
Defined contribution schemes		
GUS money purchase pension plan UK	0.6	0.5
Burberry money purchase plan US	0.5	0.5
Other Burberry pension schemes**	0.2	0.1
Total pension costs	**4.0**	**2.9**

*These plans in the US are classified as defined benefit schemes under SSAP 24 and FRS 17 because their exact cost cannot be quantified as the funds are subject to notional indexation according to specified investment return indices.

**Costs have been restated to include the pension costs of other schemes in the prior year that had been previously omitted from this disclosure.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

32 Post-retirement benefits continued

(a) Accounting for pension costs continued

Defined benefit schemes

GUS defined benefit scheme UK
Burberry Group companies participate in the GUS defined benefit scheme, which offers benefits based on service and salary at retirement. Currently, Burberry Group is not permitting new entrants to the GUS defined benefit scheme.

The GUS scheme has rules which specify the benefits to be paid and is financed accordingly, with assets being held in independently administered funds. A full actuarial valuation of the GUS scheme is carried out every three years with interim reviews in the intervening years.

A full actuarial valuation of the GUS defined benefit scheme was carried out at 31 March 2001 by independent, qualified actuaries, Mercer Human Resource Consulting Limited, using the projected unit method. The principal actuarial assumptions used in that valuation for SSAP 24 purposes were as follows:

	Valuation as at 31 March 2001
Valuation rate of interest	
– Pre-retirement	6.0% per annum
– Post-retirement	6.0% per annum
Rate of future earnings growth	4.3% per annum
Pension and inflation increases	2.5% per annum

As at 31 March 2001 the market value of the GUS scheme's assets was £327m. On the above assumptions, this represented 100% of the value of benefits that had accrued to members.

Burberry Group's pension cost represents contributions payable to the GUS defined benefit scheme. Burberry has been contributing 17.9% (2003: 17.9%) in respect of members in the main benefit section. As at 31 March 2004 there were 80 (2003: 90) Burberry Group employees in the scheme and Burberry Group contributions represented approximately 6.1% (2003: 5.6%) of total employer contributions to the scheme.

During the year to 31 March 2004 GUS made a special contribution to the scheme of £30.0m (2003: £10.0m) in order to fund shortfalls disclosed by the interim valuation on the ongoing actuarial assumptions used for funding purposes. Burberry Group's share of this contribution is estimated at £1.5m (2003: £0.5m) and this amount has been charged in the profit and loss account.

Supplemental Executive Retirement Plan US
Rose Marie Bravo and Thomas O'Neill are entitled to these plans as explained in the Report on directors' remuneration and related matters. FRS 17 does not have a material impact on the reported obligation.

Retirement indemnities France
Burberry France S.A. offers lump sum benefits at retirement to all employees that are employed by the company based on the length of service and salary. The balance sheet provision at 31 March 2004 was £0.2m (2003: £0.4m). FRS 17 does not have a material impact on the reported obligation. There are no assets held by Burberry Group companies in relation to this commitment.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

32 Post-retirement benefits continued

(a) Accounting for pension costs continued

Defined contribution schemes

The GUS Money Purchase Pension Plan UK
This scheme was introduced during the year to 31 March 1999 with the aim of providing pension benefits for those GUS group employees in the UK who, hitherto, had been ineligible for GUS defined benefit pension scheme membership. The assets of the GUS scheme are held separately from those of GUS plc in an independently administered fund. As at 31 March 2004, there were no prepayments or arrears in Burberry Group contributions (2003: £nil).

The Burberry Money Purchase Plan US
Burberry Group administers a Money Purchase Plan in the US (a 401(k) scheme), which covers all eligible full-time employees who have reached the age of 21 and have completed one full year of service. The assets of the scheme are held separately from those of Burberry Group in an independently administered fund. As at 31 March 2004 there were no Burberry Group contributions in arrears (2003: £nil).

Burberry Asia Limited Retirement Scheme
Burberry Group administers a Money Purchase Plan in Hong Kong, which covers all eligible full-time employees. The assets of the scheme are held separately from those of Burberry Group in an independently administered fund. As at 31 March 2004 there were no Burberry Group contributions in arrears (2003: £nil).

(b) FRS 17 – Retirement benefits

GUS defined benefit scheme UK
Burberry Group participates in the GUS defined benefit scheme along with other GUS group companies. It is not possible to identify Burberry Group's share of the underlying assets and liabilities in the GUS defined benefit scheme on a consistent and reasonable basis. In accordance with FRS 17 the scheme is accounted for as a multi-employer scheme and from 1 April 2002 the defined benefit costs in respect of the GUS defined benefit pension scheme reflect the cash contribution that Burberry Group pays to the scheme.

The principal actuarial assumptions used in the valuation for FRS 17 purposes of the GUS group defined benefit scheme were:

	As at 31 March		
	2004	2003	2002
Rate of inflation	2.8%	2.5%	2.5%
Rate of salary increases	4.6%	4.3%	4.3%
Rate of increase for pensions in payment and deferred pensions	2.8%	2.5%	2.5%
Discount rate	5.5%	5.5%	6.0%

The deficit for the GUS group defined benefit scheme as a whole, on the above basis, was approximately £58m as at 31 March 2004 (2003: £97m), after allowing for the £30m (2003: £10m) special contribution paid in March 2004 and before allowing for deferred tax.

33 Related party transactions

GUS plc and other GUS group companies are related parties of Burberry Group as GUS plc owns the majority shareholding in Burberry Group plc.

(a) Trading transactions and balances arising in the normal course of business

The following sales/purchases and balances have arisen from transactions between Burberry Group and other GUS group companies including: the sale of merchandise and fabrics to GUS Home Shopping Limited in the prior year only, recharges made and the purchase of services from other GUS group companies, all of which are wholly owned subsidiaries of GUS plc.

The services purchased by Burberry Group include treasury and tax management, cash management, insurance and insurance management, pension, human resources, employee benefit administration, telephone network costs, vehicle hire, property advice, marketing services, credit references, distribution and warehouse facilities, and certain internal audit support.

Related party	Related party's relationship	Sales to/(purchases from) GUS group companies for the year to 31 March 2004 £m	2003 £m
Sales to related parties			
GUS plc and other GUS group companies	Ultimate parent company or 100% subsidiary of GUS plc	–	0.3
Purchases from related parties			
GUS plc and other GUS group companies	Ultimate parent company or 100% subsidiary of GUS plc	(3.3)	(4.1)

Related party	Related party's relationship	Amounts due from/(to) GUS group companies as at 31 March 2004 £m	2003 £m
Related party debtors			
GUS plc and other GUS group companies	Ultimate parent company or 100% subsidiary of GUS plc	–	0.2
Related party creditors			
GUS plc and other GUS group companies	Ultimate parent company or 100% subsidiary of GUS plc	(6.8)	(5.1)
Total		**(6.8)**	**(4.9)**

(b) Funding transactions and balances arising in the normal course of business

Amounts have been deposited with GUS group companies in accordance with Burberry's counterparty risk policy during the year. A total of £15.8m was deposited with GUS at 31 March 2004 (2003: £nil). These deposits have been made on standard commercial terms and were repaid in cash on 1 April 2004.

In addition forward currency contracts have been undertaken with GUS group companies, which have been subject to Burberry's counterparty risk policy. The fair value at 31 March 2004 of such hedges amounted to £0.4m (2003: £4.3m).

PRINCIPAL SUBSIDIARIES

Company	Country of incorporation	Nature of business
Europe		
Burberry Limited	England and Wales	Luxury goods retailer, wholesaler, manufacturer and licensor
Burberry Italy Retail Limited	England and Wales	Luxury goods retailer
The Scotch House Limited*	England and Wales	Luxury goods brand and licensor
Woodrow-Universal Limited*	England and Wales	Textile manufacturer
Burberry France S.A.	France	Luxury goods retailer and wholesaler
Burberry (Suisse) S.A.*	Switzerland	Luxury goods retailer and wholesaler
Burberry Italy SRL*	Italy	Luxury goods wholesaler
Burberry (Deutschland) GmbH	Germany	Luxury goods retailer and wholesaler
Burberry (Spain) S.A.	Spain	Luxury goods wholesaler
Mercader y Casadevall S.A.	Spain	Luxury goods retailer
Burberry (Spain) Retail S.L.	Spain	Luxury goods retailer
North America		
Burberry Limited	USA	Luxury goods retailer
Burberry (Wholesale) Limited	USA	Luxury goods wholesaler
Hampstead Properties Inc.	USA	Property company
Burberry Realty, Inc.	USA	Property company
Asia Pacific		
Burberry Asia Limited	Hong Kong	Luxury goods retailer and wholesaler
Burberry (Singapore) Distribution Company Pte Ltd	Singapore	Luxury goods retailer and wholesaler
Burberry Pacific Pty Limited	Australia	Luxury goods retailer and wholesaler
Burberry Korea Limited	Korea	Luxury goods retailer and wholesaler
Burberry (Malaysia) Sdn Bhd	Malaysia	Luxury goods retailer
Burberry Japan KK	Japan	Service company

*Held directly by Burberry Group plc

All principal subsidiary undertakings are wholly owned as at 31 March 2004 and operate principally in the country in which they are incorporated, with the exception of Burberry Italy Retail Limited, which operates principally in Italy. Non-operating intermediate holding and financing companies are excluded from the above.

Burberry Group plc is 65.9% owned by GUS Holdings Limited, a subsidiary of GUS plc, which is registered in England and Wales. The ultimate parent undertaking and controlling party is GUS plc. Copies of GUS plc consolidated financial statements can be obtained from the Company Secretary at GUS plc, One Stanhope Gate, London W1K 1AF.

FIVE YEAR SUMMARY

Turnover by product category	2000 (pro forma) £m	2001 (pro forma) £m	2002 (pro forma) £m	2003 £m	2004 £m
Womenswear	63.4	134.7	165.2	197.9	225.7
Menswear	73.8	142.4	149.4	162.8	190.1
Accessories (including childrens)	50.2	98.0	125.8	169.5	189.0
Other	7.5	6.9	5.3	5.1	4.0
Licence	30.8	45.8	53.5	58.3	67.0
Total	**225.7**	**427.8**	**499.2**	**593.6**	**675.8**

Turnover by destination	£m	£m	£m	£m	£m
Europe	115.5	259.0	286.7	302.7	346.8
North America	62.3	90.9	110.5	140.5	162.4
Asia Pacific	40.8	74.6	100.1	147.0	162.6
Other	7.1	3.3	1.9	3.4	4.0
Total	**225.7**	**427.8**	**499.2**	**593.6**	**675.8**

Turnover by operation	£m	£m	£m	£m	£m
Wholesale	95.8	238.8	288.8	306.9	351.4
Retail	99.1	143.2	156.9	228.4	257.4
Licence	30.8	45.8	53.5	58.3	67.0
Total	**225.7**	**427.8**	**499.2**	**593.6**	**675.8**

Profit by operation	£m	£m	£m	£m	£m
Wholesale and Retail	(6.6)	29.2	42.7	64.3	85.2
Licence	25.1	39.5	47.6	52.4	56.0
EBITA*	**18.5**	**68.7**	**90.3**	**116.7**	**141.2**
Net interest income/(expense)	2.9	5.7	(0.5)	(0.9)	2.2
Foreign currency gain/(loss) on loans with GUS group (pre-flotation)	0.6	6.8	(0.1)	(2.3)	–
Goodwill amortisation	–	(3.6)	(4.9)	(6.4)	(6.8)
Exceptional items	–	2.9	–	(22.0)	2.2
Profit on ordinary activities before taxation	**22.0**	**80.5**	**84.8**	**85.1**	**138.8**
Tax on profit on ordinary activities	(6.6)	(26.1)	(28.3)	(32.9)	(47.3)
Profit on ordinary activities after taxation	**15.4**	**54.4**	**56.5**	**52.2**	**91.5**

Margin analysis	%	%	%	%	%
Gross margin as % of turnover	46.8	47.8	50.3	56.0	57.9
EBITA* as % of turnover	8.2	16.1	18.1	19.7	20.9

*Earnings before interest, taxation, goodwill amortisation and exceptional items.

Pro forma financial information

Pro forma financial information has been extracted from the Listing Particulars of the Company, dated 12 July 2002. The pro forma financial information has been prepared by combining the historical financial information for each of the companies that comprise the Burberry Group. The pro forma information relates to the financial years prior to the flotation of Burberry Group. On flotation the Burberry Group was reorganised and a legal statutory group was formed, as a consequence statutory consolidations have been performed for the years to 31 March 2003 and 2004.

FIVE YEAR SUMMARY CONTINUED

Earnings and dividends	2000 (pro forma) Pence per share	2001 (pro forma) Pence per share	2002 (pro forma) Pence per share	2003 Pence per share	2004 Pence per share
Basic earnings per share	3.1	10.9	11.3	10.5	18.5
Basic earnings per share before goodwill amortisation and exceptional items	3.1	11.2	12.3	14.9	19.5
Diluted earnings per share	3.0	10.8	11.1	10.3	18.1
Diluted earnings per share before goodwill amortisation and exceptional items	3.0	11.1	12.1	14.6	19.1
Dividend per share (post-flotation only)	n/a	n/a	n/a	3.0	4.5
Dividend cover*	n/a	n/a	n/a	5.0	4.3

*Based on profit after taxation before goodwill amortisation and exceptional items.

Balance sheet	2000 (pro forma) £m	2001 (pro forma) £m	2002 (pro forma) £m	2003 £m	2004 £m
Fixed assets, investment and other intangible assets	57.5	101.0	125.4	162.4	150.7
Working capital (excluding cash and borrowings)	42.7	76.1	87.7	73.8	63.8
Other long term liabilities	(14.2)	(9.1)	(3.9)	(10.6)	(9.0)
Net operating assets	**86.0**	**168.0**	**209.2**	**225.6**	**205.5**
Goodwill	–	89.2	94.9	122.8	110.6
Deferred consideration for acquisitions	–	(12.9)	(22.5)	(31.7)	(31.7)
Cash at bank, net of overdraft and borrowings	12.3	5.4	21.3	79.6	157.9
Investment in own shares	–	–	–	3.3	8.7
Taxation (including deferred taxation)	0.1	(10.0)	(20.5)	0.4	1.0
Dividends payable	–	–	–	(10.0)	(14.9)
Net assets	**98.4**	**239.7**	**282.4**	**390.0**	**437.1**

Cash flow	2000 (pro forma) £m	2001 (pro forma) £m	2002 (pro forma) £m	2003 £m	2004 £m
Operating profit before goodwill amortisation and exceptional items	18.5	68.7	90.3	116.7	141.2
Depreciation, impairment and trademark amortisation charges	5.6	11.1	14.0	19.0	28.5
Loss on disposal of fixed assets and non-cash charges	0.2	–	0.2	1.5	1.7
(Increase)/decrease in stocks	(0.4)	(11.9)	(7.0)	5.2	(7.5)
Increase in debtors	(0.5)	(1.0)	(5.2)	(2.4)	(1.5)
Increase/(decrease) in creditors	4.3	22.2	(2.2)	25.0	23.2
Net cash inflow from operating activities before capital expenditure and financial investment	27.7	89.1	90.1	165.0	185.6
Purchase of tangible and intangible fixed assets	(6.8)	(39.3)	(39.4)	(55.7)	(28.8)
Sale of tangible fixed assets	0.2	19.1	0.5	0.2	–
Purchase of own shares	–	–	–	(4.5)	(7.0)
Sale of own shares by ESOP	–	–	–	–	0.4
Net cash inflow from operating activities	**21.1**	**68.9**	**51.2**	**105.0**	**150.2**

SHAREHOLDER INFORMATION

Registrar
Enquiries concerning holdings of the Company's shares and notification of the holder's change of address should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, telephone: 0870 600 3970. In addition, Lloyds TSB Registrars offer a range of shareholder information online at www.shareview.co.uk. A text phone facility for those with hearing difficulties is available by contacting telephone: 0870 600 3950.

Share price information
The latest Burberry Group plc share price is available on Ceefax and also on the Financial Times Cityline Service on 0906 843 2727 (calls charged at 60p per minute).

Internet
A full range of investor relations information on Burberry Group plc, including latest share price and dividend history, is available on the Company's website (www.burberry.com).

Financial calendar

First quarter trading update	19 July 2004
Annual General Meeting	20 July 2004
Final dividend record date	23 July 2004
Final dividend to be paid	4 August 2004
First half trading update	October 2004
Preliminary announcement of interim results	16 November 2004
Third quarter trading update	January 2005
Second half trading update	April 2005
Preliminary announcement of annual results	May 2005

Registered office
Burberry Group plc
18-22 Haymarket
London
SW1Y 4DQ

Telephone: 020 7968 0000

BURBERRY GROUP PLC ANNUAL GENERAL MEETING 2004

This document is important and requires your immediate attention.

If you are in any doubt as to the action to be taken, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent adviser.

If you have sold or otherwise transferred all of your shares in Burberry Group plc, please forward this document and the accompanying Proxy Card at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

BURBERRY GROUP PLC

(incorporated and registered in England and Wales No. 3458224)

Registered Office:
18-22 Haymarket
London SW1Y 4DQ

16 June 2004

To holders of the Company's Ordinary Shares

Dear Shareholder

Annual General Meeting: 20 July 2004

This letter accompanies the Annual Report and Accounts of Burberry Group plc ("the Company") for the year ended 31 March 2004. The Notice of the Annual General Meeting of the Company and the resolutions to be proposed at that Meeting are set out on pages 7 and 8 of this document.

The Chairman intends, in accordance with the recommendation in the Myners' Report to the Shareholder Voting Working Group 2004, to call a poll on each of the resolutions set out in the Notice of Meeting.

Resolutions 1 to 6 inclusive deal with the receipt of the accounts and the reports of the Directors and auditors of the Company for the year ended 31 March 2004, together with the approval of the Directors' remuneration report, the declaration of a final dividend and the election and re-election of Directors.

Biographical details of the Directors, including those seeking re-election, are set out on page 18 of the Annual Report and Accounts.

Auditors

Resolution 7 deals with the re-appointment of PricewaterhouseCoopers LLP as auditors and Resolution 8 seeks authorisation for the Directors to determine the auditors' remuneration for the year ending 31 March 2005.

Political donations and expenditure

Resolution 9, which will be proposed as an Ordinary Resolution, seeks authority from shareholders for the Company to make donations or incur expenditure which would otherwise be prohibited by Part XA of the Companies Act 1985 ("the Act"), (as amended by the Political Parties, Elections and Referendums Act 2000). This resolution seeks authority for the Company to exercise this power up to a maximum amount of £25,000 during the period ending on the date of the Company's Annual General Meeting in 2005. Resolution 10, which will also be proposed as an Ordinary Resolution, seeks a corresponding authority from shareholders for £25,000 for the same period, in relation to expenditure and donations by the Company's wholly owned subsidiary, Burberry Limited.

It is the Company's policy not to make donations to political parties and the Company has no intention of altering this policy. However, the definitions in the Act of "donation", "EU political organisation" and "EU political expenditure" are broadly drafted. Accordingly, the Company wishes to ensure that neither it nor its subsidiary company inadvertently commits any breaches of the Act through the undertaking of routine activities, which would not normally be considered to result in the making of political donations. The Act requires a separate resolution of the Company to be passed with respect to each subsidiary company concerned.

Purchase of own shares

At the Annual General Meeting of the Company held on 15 July 2003, authority was given for the Company to make market purchases of up to 5% of its issued ordinary share capital. Since this authority expires at this year's Annual General Meeting, Resolution 11, which will be proposed as a Special Resolution, seeks shareholder approval for the Company to make market purchases of up to 50,069,116 Ordinary Shares, being just under 10% of the issued ordinary share capital of the Company as at 21 May 2004. The Company has no present intention to exercise this authority other than buying treasury shares for the purposes of employee share plans. Authority to repurchase this higher number of Ordinary Shares is being sought to maintain maximum flexibility and will only be exercised after careful consideration and in circumstances where, in the light of market conditions prevailing at the time, it is satisfied that it is in the best interests of the Company and of its shareholders generally to do so. Furthermore, the power would only be exercised where there would be an expected resulting increase in earnings per share.

Pursuant to the Act, the Company has the choice of cancelling shares which have been repurchased or holding them as treasury shares (or a combination of both). Treasury shares are essentially shares which have been repurchased by the Company and which it is allowed to hold pending either reselling them for cash, cancelling them or, if authorised, using them for the purposes of its employee share plans. The Directors believe that it is desirable for the Company to have this choice. Holding the repurchased shares as treasury shares would give the Company the ability to resell or transfer them quickly and cost-effectively and would provide the Company with additional flexibility in the management of its capital base. No dividends will be paid on, and no voting rights will be exercised in respect of treasury shares. Shares held as treasury shares will not automatically be cancelled and will not be taken into account in future calculations of earnings per share (unless they are subsequently resold or transferred out of treasury).

The total number of options to subscribe for Ordinary Shares, which are outstanding as at 21 May 2004, is 15,123,925 representing approximately 3% of the issued ordinary share capital at that date. If the full authority being sought was utilised, so reducing the issued ordinary share capital by an equivalent amount, the figure of 15,123,925 would represent approximately 3.4% of the issued ordinary share capital.

This authority will expire on the earlier of 19 October 2005 and the conclusion of the Company's Annual General Meeting to be held in 2005.

Powers to allot shares and disapply pre-emption rights

Resolution 12, which will be proposed as an Ordinary Resolution, seeks to renew the authority conferred on Directors by shareholders at the Annual General Meeting in 2003 to allot unissued share capital. This authority is limited to the allotment of 166,896,000 Ordinary Shares in the Company, having an aggregate nominal value of £83,448 (referred to in the resolution as the "Section 80 Amount") and which is just under one-third of the issued ordinary share capital of the Company as at 21 May 2004.

Resolution 13, which will be proposed as a Special Resolution, renews the authority conferred on Directors by shareholders at the 2003 Annual General Meeting to allot shares for cash in connection with a Rights Issue without offering those shares pro rata to existing shareholders.

Resolution 14, which will be proposed as a Special Resolution, seeks a similar authority to that contained in Resolution 13 but relates to the allotment of the Company's shares otherwise than in connection with a Rights Issue. This authority would be limited to the allotment of a maximum of 25,034,000 Ordinary Shares having an aggregate nominal value of £12,517 (referred to in the resolution as the "Section 89 Amount"), and which represents approximately 5% of the issued ordinary share capital of the Company as at 21 May 2004.

The Directors consider that it is in the best interests of the Company and its shareholders generally that they should have the flexibility conferred by the above authorities to make small issues of shares for cash as suitable opportunities arise, although they have no present intention of exercising any of these authorities. These authorities will expire on the earlier of 19 July 2009 and the conclusion of the Company's Annual General Meeting to be held in 2009.

Proposed Senior Executive Restricted Share Plan 2004

Resolution 15, which will be proposed as an Ordinary Resolution, seeks shareholder approval for a new restricted share plan ("the Plan").

Luxury goods companies operate in a global marketplace. At the time of the IPO in July 2002 a Restricted Share Plan was implemented with the aim of retaining and motivating a world-class management team. To help Burberry attract, retain and motivate the talent it needs beyond the period of the IPO awards, the Company now proposes that shareholders approve the Plan, under which awards will only vest if Burberry out-performs its peers and achieves stretching profit growth targets, and if the executive remains in employment for 3–5 years following the award.

The Company believes the proposed Plan will help support the retention of key executives following the vesting of the IPO incentives. It is also worth noting that during the past year, two Executive Directors left the Company.

The Plan is more in keeping with UK best practice whilst at the same time retaining the aims of attracting, motivating and retaining executive talent.

Key features

A full summary of the Plan is set out in the Appendix to this letter. However, the key points are as follows:

- Participation will be limited initially to senior executives and newly appointed Executive Directors not holding awards under the Senior Executive IPO Restricted Share Plan;

- The performance targets will be based 50% on relative Total Shareholder Return ("TSR") and 50% on 3-year growth in profit before tax ("PBT");

- There will be zero vesting for TSR performance below median or PBT growth below 5% p.a.;

- Full vesting will require both that Burberry's TSR exceeds the 75th percentile of 19 relevant comparator companies and that PBT grows by at least 15% p.a.; and

- Up to 50% of the shares may be released after 3 years, with the balance being released after 4 and 5 years.

Your Directors believe that the introduction of the Plan will enhance the Company's ability to recruit, motivate and retain quality management. They therefore recommend that you vote in favour of resolution 15 as referred to below.

Document available for inspection

The full draft rules of the Plan are available for inspection from today's date at the offices of Norton Rose, Kempson House, Camomile Street, London, EC3A 7AN during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until the conclusion of the Annual General Meeting and also at the Meeting from 10.45 am until its conclusion.

Recommendation

The Directors consider that all the resolutions in the Notice of Meeting are in the best interests of shareholders as a whole and recommend that you vote in favour of each of them, as they intend to do in respect of their own beneficial holdings, where appropriate.

Yours faithfully



John Peace
Chairman

APPENDIX

Summary of the main features of the Burberry Senior Executive Restricted Share Plan 2004

General
The operation of the Burberry Senior Executive Restricted Share Plan 2004 (the "Plan") will be supervised by the Company's Remuneration Committee (the "Committee"), all members of which are non-executive directors.

Eligibility
All employees (including Executive Directors) of any Burberry company anywhere in the world who are required to devote substantially the whole of their working time to Burberry's business, and are not within six months of retirement, will be eligible to participate in the Plan at the discretion of the Committee.

Grant of awards
Awards may only be granted within six weeks of the Plan's approval by shareholders, within six weeks following the announcement by the Company of its results for any period, or, at other times, in circumstances considered by the Committee to be exceptional.

No awards may be granted more than 10 years after the approval of the Plan by shareholders, and the Committee will formally review the operation of the Plan after no more than five years.

No payment will be required for the grant of an award. Awards are neither transferable nor pensionable.

Individual limit
The maximum awards that may be made to any participant in any financial year will be limited to shares with a market value, averaged over three dealing days prior to the award date, equal to 200% of the participant's basic annual salary (although awards normally will not exceed 100%).

Limit on the issue of shares
The rules of the Plan permit awards to be over new issue shares or existing shares, including treasury shares. The number of new shares that may be issued (or treasury shares transferred) under the Plan or any other employee share scheme, will be restricted to 10% of the issued share capital of the Company over any ten year period. Options granted and awards made before the Company's flotation shall not be taken into account for these purposes.

Vesting of awards
Provided all conditions are met, 50% of each award will vest after three years. The remaining 50% will vest in two equal tranches on the fourth and fifth anniversaries of the award date, subject to the same performance conditions.

The shares subject to an award can in normal circumstances only be received if the participant remains employed by the Group. However, if the participant dies or ceases employment through ill-health, injury, disability, redundancy, retirement at normal contractual retirement age, early retirement with the agreement of the Committee, the sale of the subsidiary company or division in which the participant is employed, or otherwise at the discretion of the Committee, shares subject to an award may be received at the usual time but only in respect of a time apportioned number of shares.

In the event of a change in control of the Company, shares subject to an award may be received (subject to the consent of the Committee) taking account of the extent to which the performance conditions (applied over a shortened period) have been satisfied and of any other relevant criteria.

Performance conditions applying to awards

All share awards will be subject to performance conditions set by the Committee at the beginning of each cycle. For 2004 awards, the performance conditions will require the Company's TSR to exceed the median of a comparator group and for the cumulative PBT to exceed a pre-defined target. The performance period will be the three years commencing at the beginning of the financial year of the Company in which the date of grant falls.

The comparator group comprises the following nineteen companies:

Barneys New York
Bulgari
Christian Dior
Coach
Compagnie Financiere Richemont
Hermes
Hugo Boss
IT Holding
LVMH Louis Vuitton Moët Hennessey
Movado
Neiman-Marcus
Pinault-Printemps-Redoute
Polo Ralph Lauren
Saks
Swatch
Tiffany
Tod's
Tommy Hilfiger
Waterford Wedgwood

For half of each award, the shares will vest as follows:

Burberry TSR versus comparator group	Percentage of shares that vest
Less than median	0%
Median	25%
Between median and 75th percentile	Straight line between 25% and 100%
Above 75th percentile	100%

Total shareholder return will be averaged over the three months prior to the start and end of the three-year performance period, except in the event of a change of control.

The other half of each award will vest as follows:

Burberry 3-year cumulative PBT	Percentage of shares that vest
Less than 5% p.a.	0%
5% p.a.	25%
Between 5% p.a. and 15% p.a.	Straight line between 25% and 100%
Above 15% p.a.	100%

In addition, none of the shares subject to the TSR performance condition will vest unless the Committee is satisfied that there has been a sustained improvement in the underlying financial performance of the Company over the performance period.

Shareholder rights
Awards of restricted shares shall not confer any shareholder rights until the awards have vested. However, a participant who receives vested shares will also be paid a cash sum equal to the value of the dividends which would have been received had the vested shares been owned by the participant since the date of grant of the award.

Variation of capital
In the event of any variation in the Company's share capital the Committee may make such adjustments as it considers appropriate to the number of shares subject to awards.

Alterations to the Plan
The Committee may, at any time, amend the rules of the Plan in any respect, provided that prior shareholder approval is obtained for any amendment to the advantage of participants in respect of the rules governing eligibility, limits on participation, the overall limit on the issue of shares, terms of exercise, the rights attaching to the shares acquired and the adjustment of awards. Shareholder approval will not, however, be required for any minor amendment to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the Burberry Group.

The Committee can set a different performance condition(s) from that described above for future awards or select a different comparator group for the TSR measurement for future awards, but it is intended that any new condition(s) should be no less challenging in the circumstances than the original condition. Similarly, the Committee can vary the terms of existing awards to take account, for example, of changes in accounting standards or the takeover of a company in the comparator group. Again, the effect of the change should not be to make the condition any less challenging than when it was originally set.

The right to make amendments to the proposed Plan is reserved up to the forthcoming Annual General Meeting, provided that such amendments do not conflict in any material respect with this summary of the Plan.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Burberry Group plc ("the Company") will be held at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED on Tuesday, 20 July 2004 at 11.00 am to transact the following business:

1 To receive the Company's accounts for the year ended 31 March 2004 and the reports of the Directors and auditors thereon.

2 To approve the Directors' remuneration report for the year ended 31 March 2004, set out on pages 25 to 36 of the Company's Annual Report and Accounts.

3 To declare a final dividend of 3p per Ordinary Share.

4 To elect Ms S L Cartwright as a Director of the Company.

5 To re-elect Mr J W Peace as a Director of the Company.

6 To re-elect Mr G Peyrelongue as a Director of the Company.

7 To re-appoint PricewaterhouseCoopers LLP as auditors of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company.

8 To authorise the Board to determine the auditors' remuneration.

To consider and, if thought fit, pass resolutions 9, 10, 12 and 15 as Ordinary Resolutions and resolutions 11, 13 and 14 as Special Resolutions:

9 That, pursuant to the Political Parties, Elections and Referendums Act 2000, the Company be and it is hereby authorised to make donations to EU political organisations and to incur political expenditure (within the meaning of Part XA of the Companies Act 1985 (the "Act"), as amended by the Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £25,000 during the period ending on the date of the Company's Annual General Meeting in 2005.

10 That, pursuant to the Political Parties, Elections and Referendums Act 2000, Burberry Limited be and it is hereby authorised to make donations to EU political organisations and to incur political expenditure (within the meaning of Part XA of the Act, as amended by the Political Parties, Elections and Referendums Act 2000) in an aggregate amount not exceeding £25,000 during the period ending on the date of the Company's Annual General Meeting in 2005.

11 That the Company be and it is hereby generally and unconditionally authorised for the purpose of Section 166 of the Act to make market purchases (as defined in Section 163 of the Act) of Ordinary Shares of 0.05p each in the capital of the Company provided that:

i) the maximum number of Ordinary Shares of 0.05p each in the capital of the Company which may be purchased is 50,069,116 being just under 10% of the Company's issued ordinary share capital as at 21 May 2004;

ii) the minimum price which may be paid for each such share is 0.05p;

iii) the maximum price which may be paid for each such share is an amount equal to 105% of the average middle market quotations for an Ordinary Share of 0.05p in the capital of the Company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the relevant share is purchased; and

iv) the authority hereby conferred shall expire on the earlier of 19 October 2005 and the conclusion of the Annual General Meeting of the Company to be held in 2005 (except in relation to the purchase of shares the contracts of which are concluded before such expiry and which are executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

12 That the authority to allot the Company's shares, conferred on the Directors pursuant to Article 10 of the Company's Articles of Association, be renewed for the period ending on the date of the Annual General Meeting in 2009 or on 19 July 2009, whichever is the earlier, and for such period the "Section 80 Amount" shall be £83,448, being just under one-third of the issued ordinary share capital of the Company as at 21 May 2004. Such authority shall be in substitution for all previous authorities pursuant to Section 80 of the Act which are hereby revoked, without prejudice to any allotment of securities prior to the date of this resolution (or thereafter pursuant to any offer or agreement made prior thereto).

13 That, subject to the passing of Resolution 12 above, the power conferred on the Directors pursuant to paragraph 10.3(b) of Article 10 of the Company's Articles of Association be renewed for the period referred to in that resolution.

14 That, subject to the passing of Resolution 12 above, the power conferred on the Directors pursuant to paragraph 10.3(c) of Article 10 of the Company's Articles of Association be renewed for the period referred to in that resolution and for such period the "Section 89 Amount" shall be £12,517, being approximately 5% of the issued ordinary share capital of the Company as at 21 May 2004. Such authority shall be in substitution for all previous powers pursuant to paragraph 10.3(G) of Article 10 of the Company's Articles of Association which are hereby revoked without prejudice to any allotment or sale of securities prior to the date of this resolution (or thereafter pursuant to any offer or agreement made prior thereto).

15 That the Burberry Senior Executive Restricted Share Plan 2004 ("the Plan") (the main features of which are summarised in the Appendix to the Chairman's letter to shareholders dated 16 June 2004 and the rules of which, initialled by the Chairman for the purposes of identification, are produced to the meeting) be and is hereby approved and the Directors be and are hereby authorised to do such acts and things as may be necessary or expedient to carry the same into effect, including making such modifications to the Plan as may be necessary to ensure compliance with such statutory, fiscal or securities regulations as may apply to the Plan or any participant.

By order of the Board

Michael Mahony
General Counsel and Secretary
16 June 2004

Notes

1 A member entitled to attend and vote at the Meeting may appoint one or more proxies to attend and, on a poll, to vote in his/her place. A proxy need not be a member of the Company. To be valid, a form appointing a proxy must be lodged with the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6ZL at least 48 hours before the appointed time of the Meeting or adjourned Meeting or (in the case of a poll taken otherwise than at or on the same day as the Meeting or adjourned Meeting) for the taking of the poll at which it is to be used. The completion and return of a Proxy Card will not preclude members entitled to attend and vote at the Meeting (or at any adjournment thereof) from doing so in person if they so wish.

2 The Company specifies, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, that only those persons entered on the Register of Members of the Company as at 6.00pm on 18 July 2004 shall be entitled to attend and vote at the Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the Register after that time will be disregarded in determining the rights of any person to attend or vote at the Meeting.

3 It is proposed that the final dividend on the Ordinary Shares will be paid on 4 August 2004 to those persons on the Register of Members at the close of business on 23 July 2004. Dividend warrants will be posted on 3 August 2004.

4 Copies of the Directors' service agreements are available for inspection during normal business hours at the Company's registered office on any business day and will also be available for inspection at the place of the Meeting for 15 minutes before, and until the conclusion of, the Meeting.